EXHIBIT A
OFFERING STATEMENT

CLEAR PROTOCOL, INC.

CLEAR PROTOCOL, INC.
OFFERING STATEMENT

Clear Protocol, Inc. ("Clear Protocol", the "Company," "we," "us", or "our") is offering up to $107,000 of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering amount is $50,000 (the "Target Amount"). This Offering is being conducted on a best efforts-$50,000 minimum basis and the Company must reach the Target Amount by November 15th, 2023. Unless the Company raises at least the Target Amount under this Regulation CF Offering (the "Offering"), no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $107,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches the Target Amount prior to November 15th, 2023, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document as well as any documents incorporated by reference herein or therein contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

THE COMPANY

1.   Name of issuer: Clear Protocol, Inc.

ELIGIBILITY

2.   ☒Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain:_____

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Ernest M. Kestone   Dates of Board Service: May 11, 2016 - Present

Principal Occupation: Chief Executive Officer, Co-founder (full-time)
Employer: Dates of Service: May 11, 2016 - Present
Employer's principal business: Clear Protocol, Inc.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Chief Executive Officer   Dates of Service: May 11, 2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Clear Protocol, Inc.
Employer's principal business: Information Technology
Title: Chief Executive Officer
Dates of Service: May 11, 2016 - Present
Responsibilities: Co-Founder and Chief Executive Officer

Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Giancarlo E. Fazzi Dates of Board Service: October 7th, 2020 - Present

Principal Occupation: Director
Employer: Dates of Service: October 7th, 2020 - Present
Employer's principal business: Information Technology

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Director Dates of Service: April 27th, 2022 – Present
Position: General Operations Dates of Service: October 1st, 2022 – Present
Position: IT Support Specialist Dates of Service 2017 – October 1st, 2022

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: N/A Student at University of San Francisco
Employer's principal business: N/A completed Business Management degree 2017-2021.
Title: N/A Dates of Service: - Present Responsibilities: N/A

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Ernest M. Kestone
Title: Chief Executive Officer Dates of Service: May 11, 2016 - Present
Responsibilities: Co-Founder and Chief Executive Officer

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: N/A Dates of Service: N/A
Responsibilities: N/A

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: N/A
Employer's principal business: N/A
Title: N/A Dates of Service: N/A
Responsibilities: N/A

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PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Capitalization chart as of March 2, 2021:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering	% of Voting Power Prior to Offering (assuming all outstanding options are exercised)
One Kayland Trust, Ernest Kestone Trustee.	4,800,000 (common stock)	53%	53%
Kayland Prime Trust, Marie L. Kestone Trustee	3,200,000 (common stock)	36%	36%
		--	
	Total:	89%	89%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

See Exhibit B – Business Plan.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to

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differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is a development stage company with limited history of operations and we expect to incur losses for the near future. As a development stage company, we are subject to all of the risks and uncertainties associated with a new business enterprise. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the operation of an early–stage growing business attempting to launch a new product and operate in a competitive environment. We do not have an operating history that would provide you with information about our past or future operations. We have incurred losses since inception and anticipate incurring operating losses for the near future. We are unable to give you assurance that we will generate material revenues in the future, or that any revenues generated will be sufficient for us to continue operations or achieve profitability.

Market acceptance of our products is uncertain. We believe that our products have great potential in the marketplace. Nevertheless, as is typical in the case of a development-stage company, demand and market acceptance for our products is subject to a high level of uncertainty. Our product is new and does not fit into the standard set of solutions with which medical personnel are familiar. Our product is dependent on obtaining the participation of all, or nearly all the clinicians in a facility. To this end, accommodations in design or function may be required until all the clinicians feel comfortable using the product. Our future growth and financial performance will depend upon the growth and increasing acceptance of our products in the marketplace. Our business model relies on having medical practitioners seek out and utilize our products. To the extent that these individuals do not become aware of our products or do not understand our technology, our revenues will be lower than expected. Acceptance of our products also requires effective training of healthcare professionals in the proper use and application of our products. Failure to effectively educate and train our customers could adversely affect our sales and profitability.

The Company's product sales and revenue cycle is long. Our target market is primarily hospitals, which have a one-to-two-year sales cycle and after the sale, possibly several additional months to enter the billing/payment cycle. Any unforeseen delays or issues related to marketing or product delivery could delay the Company's ability to generate revenues. We also market to clinics and private practices which have a shorter sales cycle, but volumes from this type of customer are expected to be lower and will generate less revenue.

We will operate in a very competitive market, and we may not be successful against our bigger, more established competitors. The market for our products is very competitive, and we may not be able to compete successfully in our industry. There are other large businesses that will offer products that they claim are similar to our products. These competitors will have much greater market exposure, personnel and financial resources than we do. Other existing and potential competitors may be better positioned than we are to adapt to changes within our industry. Our industry is characterized by rapid technological change, and it is likely that new technologies and products will be developed that are competitive with our products. If our products do not compete successfully against existing or future products, or we are unable to keep up with technological developments in our industry, we will suffer material negative financial consequences.

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To complete the Company's products will require significant additional design, testing and customer feedback. Our product is not complete and requires additional effort and time to finalize. This will require user surveys and "focus groups" as well as additional development resources.

The Company will likely require additional financing in the future, which may not be available to us, and any such financing will likely dilute our existing owners. We will likely require significant additional capital in the future to continue or to expand our operations. We give no assurance that revenues from operations will generate cash flow sufficient to finance our operations and growth. Even if demand for our products is significantly greater than we currently anticipate, we will likely require additional financing in the future notwithstanding the sale of all of the Securities in this Offering, of which we can give you no assurance. We can give you no assurance that additional financing will be available on terms acceptable to us, or at all. If adequate funds are not available, or are not available on acceptable terms, we may be unable to produce our products, expand our sales and marketing capabilities or to otherwise respond to unanticipated competitive pressures. We may also be required to delay or scale back our sales, marketing or development activities or cease operations. Our inability to obtain additional financing would have a material adverse effect on our business.

We depend on the services provided by our CEO and management team and the loss of such individuals would negatively affect our Company. Our success also depends upon our ability to attract and retain highly qualified management personnel and other employees. Any difficulties in obtaining, retaining and training qualified employees could have a material adverse effect on us. The process of identifying such personnel with the combination of skills and attributes required to carry out our strategy is often lengthy. Any difficulties in obtaining and retaining qualified employees and independent contractors could have a material adverse effect on us.

Purchasers of Securities will have no participation in Company management. Purchasers will have no right or power to participate in the management of the Company or to influence the Company's management, whether by voting, withdrawing, removing or replacing the Company's management team or otherwise. Accordingly, no potential investor should purchase a Security unless it is willing to entrust all aspects of the Company's management to its management team. Purchasers will be relying on the expertise of the Company's management team operating the Company's business.

The Company has not prepared any audited financial statements. We have prepared all of the financial information included in our financial statements. We have not had our financial statements audited by an accounting firm to ensure compliance with generally accepted accounting principles. Management has elected to omit substantially all disclosures required by generally accepted accounting principles. If we have our financial statements audited in the future, any such audit may result in or require material adjustments or modifications to these financial statements. Accordingly, the financial statements are not designed for investors who are not informed about such matters.

Conflicts of interest involving management may arise. The interests of the Company's management team may conflict with the interests of investors in the Offering. Upon the completion of this Offering, the management team will control day-to-day activities of the Company. The Company's management team thereby will determine all matters of general policy of the Company. The Company cannot assure that the interests of its management team will always align precisely with the investors' interests.

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changed circumstances and opportunities. Consequently, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of any net proceeds received in this Offering.

Factual statements have not been independently verified. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering Statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the

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experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

The Company may not generate sufficient revenues, or any revenues, that would enable an investor to recover its investment or generate investment returns. Any revenues generated by the Company will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations of the Company (including future contractual obligations), including payment of expenses that are superior in right to the rights of a purchaser or holder of Securities. Thus, there can be no assurance that the Company will be able to ever pay any distributions, or whether or when a purchaser will get its invested capital returned. Consequently, there is a possibility of a partial or total loss of a purchaser's investment.

Investors should retain separate legal representation. The Company has engaged separate legal counsel in connection with this Offering. Such counsel has not been engaged to represent the interests of purchasers in the Offering. Prospective purchasers should seek separate legal counsel to review documents related to this Offering and advise them in this Offering.

The Securities are "Restricted Securities" and will not be freely tradable. Each prospective investor should be aware of the long-term nature of an investment in the Securities. There is not now, and likely will not be, a public market for the Securities. Because the Securities have not been registered under the Securities Act of 1933 (the "1933 Act") or under the securities laws of any state or non-United States jurisdiction, the Securities are subject to transfer restrictions under Rule 501 of Regulation CF. The Company has no obligation to register the Securities under the 1933 Act or any state securities law and it is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. The Company will refuse to transfer Securities to a potential buyer if such a transfer would violate federal or state securities laws.   Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

Purchasers may be subject to a valuation cap that is different from other investors in this Offering. The Company has a valuation cap of $4,000,000. However, Purchasers that invest earlier in the Offering may be rewarded with a lower valuation cap. Purchasers that have their subscription received within three (3) weeks of the start of the Offering will be issued Tier 1 Notes, which have a valuation cap of $3,200,000. Purchasers that have their subscription received within three (3) to six (6) weeks of the start of the Offering will be issued Tier 2 Notes, which have the evaluated valuation cap of $3,400,000. Purchasers that have their subscription received within six (6) to nine (9) weeks of the start of the Offering will be issued Tier 3 Notes, which have the evaluated valuation cap of $3,600,000. Purchasers that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes, Tier 2 Notes and Tier 3 Notes.

The Securities are convertible notes that will convert into shares or result in payment in limited circumstances. If the Securities reach their maturity date, Purchasers (by a decision of holders of a majority of the principal amount of the convertible notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the convertible notes into non-voting shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing the applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes) by the number of outstanding shares of common stock of the Company as of the maturity date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of the convertible notes or other indebtedness). If there is a merger, buyout or other corporate transaction / acquisition that occurs before a qualified equity financing, Purchasers (at each Purchaser's option) will receive (1) a cash payment equal to the outstanding principal and unpaid accrued interest of such Purchaser's convertible note, plus an additional payment equal to 30% of the principal amount of such Purchaser's convertible note or (2) the amount of shares of common stock of the Company at a conversion price equal to the quotient resulting from dividing the applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes) by the number of outstanding shares of common stock of the Company immediately prior to the corporate transaction / acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the convertible notes or other indebtedness). If there is a qualified equity financing (e.g., a financing with proceeds equal to or greater than $1,000,000), the convertible notes will convert into a yet to-be-determined class of preferred stock at a discount of 30%, or based on the applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes). This means that Purchasers would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below any of the valuation caps, so you should not view any of the valuation caps as being an indication of the Company's value.

The convertible notes are not secured by any collateral. The convertible notes are unsecured obligations of the Company. No assets or other collateral have been provided to secure the repayment of the notes. Amounts due under the convertible notes will be considered unsecured debt.

There exist other limitations on voluntary and involuntary transfers of the Securities. In addition to restrictions of the transfer of the Securities that are imposed by law, the Securities are subject to numerous contractual limitations that will substantially limit an investor's ability to transfer its Securities.

The Company is not obligated to redeem/repurchase the Securities. The Company is under no obligation to redeem or repurchase the Securities. An investor should be cognizant that it will not be able to demand that the Company redeem its Securities under any circumstances. Investment in the Securities will be "locked up" for at least one year and should therefore be viewed as a long-term and illiquid investment.

The price of the Securities in this Offering was arbitrarily determined by the Company. A Purchaser must rely on its own business and investment background and its own investigation of the business and affairs of the Company in determining whether to invest in the Securities. The Company makes no representation as to the value of the Securities, and there can be no assurance that an investor will ever be able to sell its Securities at any price.

An investment in the Company is speculative. Prospective investors should carefully review these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Securities.

Tax implications of using the Securities. The Securities are a type of hybrid security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Securities can be considered a debt of the Company or equity. Prospective investors should consult their tax advisers.

Federal and other tax laws are subject to change. It is possible that the current federal income tax treatment accorded the Company and holders of the Securities will be modified by legislative, administrative or judicial action in the future. The nature of additional changes in federal income tax law, if any, cannot be determined prior to the enactment of any new tax legislation, the announcement of any new administrative guidance or a final adjudication in court, as applicable. However, any such changes in current federal income tax law could significantly alter the tax consequences and decrease the after-tax rate of return of an investment in the Company. Potential investors therefore should seek, and must rely on, the advice of their own tax advisors with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

Purchasers of Securities may be subject to state, local and foreign tax laws. The Company, as well as the holders of the Securities, may be subject to various state, local and foreign taxes, all of which also are

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subject to change. Prospective investors are urged to consult their own tax advisors regarding the state, local and foreign tax consequences of investing in the Company.

THE OFFERING

9.   What is the purpose of this offering?

The Company intends to use the net proceeds of the Offering for (a) completion of its main product, Clear Protocol®, by the following steps: (i) building additional prototypes of the product; (ii) performing user surveys (with doctors); and (iii) completion of patents pending; (b) marketing, multi-media preparation and website development; and (c) as working capital and general corporate purposes related thereto, including the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this offering. Accordingly, the Company will have broad discretion in using proceeds of the Offering.

10.   How does the issuer intend to use the proceeds of this offering? Depending on the amount raised, see below.

The Company estimates that it will use the proceeds from the Offering for the following approximate costs, expenses and fees:

	If target offering amount sold:	If maximum amount sold:
Total Proceeds:	$50,000	$107,000
Less: Offering expenses		
- Crowdfunding Portal Fee @ 5%	$2,500	$5,350
- Legal Fees	$4,000	$4,000
Net Proceeds:	**$43,500**	**$97,650**
Use of Proceeds:		
- Software Programming, Prototyping, Further Product Testing With Doctors	$10,500	$25,000
- Hardware, Smart glasses & Accessories	$10,000	$20,000
- User Surveys, Travel, Off-site Technicians, Prepare Reports	$7,000	$15,000
-		
-		
- Marketing, Multimedia Presentation, Website Development	$5,000	$15,000
- Insurance (Business Liability, Worker's Comp, Key Person)	$2,000	$4,000
- Office Assistant @ $2,500 / month x 4 months maximum	$5,000	$10,000
- Office Overhead	$4,000	$8,650
Total Use of Proceeds:	**$43,500**	**$97,650**

11.   (a)   Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

9

No.

(b)   How will the issuer complete the transaction and deliver securities to the investors?

If the Company reaches its target offering amount prior to the deadline, it may conduct an initial closing of the Offering early if it provides notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The Company will notify investors if it conducts an initial closing. Thereafter, it may conduct additional closings from time to time at its discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete a Purchaser's transaction and deliver Securities to the Purchaser.

1.   Purchaser Commitment. The Purchaser will submit a requested investment amount. When doing so, during the offering period or immediately after the deadline, the Investor will also execute a Subscription Agreement with the Company ("**Subscription Agreement**"), as well the Convertible Promissory Note ("**Convertible Note**"), using the Purchaser's electronic signature. For more information regarding the terms of the Subscription Agreement, *see Exhibit C – Subscription Agreement*. For more information regarding the terms of the Convertible Note, *see Exhibit D – Convertible Note*.

2.   Acceptance of the Investment. If the investment package is complete, the investor's commitment will be recorded. After the offering closes, each of the Subscription Agreement and the Convertible Note will be counter signed or executed by the Company. Each of the executed Subscription Agreement and Convertible Note will then be sent to the investor via email.

3.   Purchaser Transfer of Funds. The Purchaser will be responsible for transferring funds into an escrow account held with a third-party bank, Sunrise Banks, National Association, on behalf of the Company.

4.   Closing: Original Deadline. Unless the Company meets the target offering amount early, investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page.

5.   Early Closings. If the target offering amount is met prior to the original deadline date, the Company may close the Offering earlier, so long as the Company gives the Purchaser at least five business days' advance notice of the earlier closing date. The Company will reschedule the offering deadline and notify the Purchaser at least five business days' notice of the new deadline, of the Purchaser's right to cancel commitments for any reason until 48 hours prior to the new offering deadline, and whether the Company will continue to accept investments during the 48 hour period prior to the new offering deadline. At the time of the new deadline, a Purchaser's funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

10

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the investor will be provided notice of the change and must reconfirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

The Company's right to cancel. The Subscription Agreement that an investor will execute with the Company provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

In addition, the Company may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

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OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The following is a description of the terms of the Securities. Also refer to the Convertible Note, which is Exhibit D to this Offering Statement for additional details.

Form of Investment – Convertible Note (Debt Security)

Investments for all Subscribers through this offering will be in the form of Convertible Notes, which are debt securities convertible into common stock of the Company. A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round or other major corporate transaction. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. The Convertible Notes will have the rights and obligations set forth in the Convertible Note, as summarized below.

Principal and Interest

The principal amount of the Convertible Notes shall not exceed $107,000. Until the earlier of the qualified equity financing or the corporate transaction (described below), the Convertible Notes shall accrue an annual simple interest rate of 8%.

Maturity Date

The maturity date of the Convertible Notes shall be 24 months from the date of the applicable Closing.

Prepayment

The Company may not prepay the Convertible Notes prior to their maturity date without the consent of the holders of a majority of the principal amount of the Convertible Notes.

Payment or Conversion

The Convertible Notes will convert as follows:

- If the Convertible Notes reach their maturity date, Purchasers (by a decision of holders of a majority of the principal amount of the Convertible Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Notes into non-voting shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing the applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes by the number of outstanding shares of common stock of the Company as of the maturity date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of the Convertible Notes or other indebtedness).

- If there is a merger, buyout or other corporate transaction / acquisition that occurs before a qualified equity financing, Purchasers (at each Purchaser's option) will receive (1) a cash payment equal to the outstanding principal and unpaid accrued interest of such Purchaser's convertible note, plus an additional payment equal to 30% of the principal amount of such Purchaser's convertible note or (2) the amount of shares of non-voting common stock of the Company at a conversion price equal to the quotient resulting from dividing applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes) by the number of outstanding shares of common stock of the Company immediately prior to the corporate transaction / acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the convertible notes or other indebtedness).

- If there is a qualified equity financing (e.g., a financing with proceeds equal to or greater than $1,000,000), the convertible notes will convert into a yet to-be-determined class of preferred stock at a discount of 30%, or based on a applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes).

Transfer Restrictions and Right of First Refusal

The Convertible Notes may not be transferred by any Purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the Purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

The Company will have a right of first refusal with respect to the stock of the Company issued to a Purchaser upon conversion of the Convertible Notes.

14.   Do the securities offered have voting rights?   ☐ Yes ☒ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No
      Explain:_____

16.   How may the terms of the securities being offered be modified?

Any material changes to the Offering will be communicated through Silicon Prairie Online crowdfunding portal (the "**Funding Portal**"), giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and

includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	20,000,000	8,000,000	Yes	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Stock Options	1,000,000	600,000	No	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Convertible Note of May 5th, 2022	11,000,000	$25,000 (principal)	No	No
Convertible Note of September 19th, 2022	11,000,000	$50,000 (principal)	No	No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

After the Convertible Notes convert into non-voting common equity securities, as applicable, the Purchaser's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that each Purchaser owns will go down, even though the value of the Company may go up. Each Purchaser will own a smaller portion of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, convertible bonds, preferred shares or warrants) into stock. The Securities do not have any preemptive or anti-dilution rights.

If the Company issues additional shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

A form of dilution that hurts early-stage investors occurs when a company sells more shares in a "down round" (i.e., shares sold at a lower valuation than in earlier offerings). This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "valuation cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors.

38293735.10

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain:_____

Note, however, that principal shareholders identified in Question 6 above (or affiliates thereof) may in some cases also be officers and/or directors of the Company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 (or affiliates thereof) above have, in aggregate, control over all of the Company's business operations. The holders of the Convertible Notes (including following conversion into common stock of the Company), will not have the power to, individually or as a group, remove the principal shareholders or otherwise have control over the business of the Company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the Securities has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities.

In the future, the Company may perform valuations of its stock that take into account factors such as the following:

- unrelated third-party valuations of its stock;
- the price at which the Company sells other securities in negotiated transactions, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of those securities relative to those of the Company's outstanding shares;
- the Company's results of operations, financial position and capital resources;
- the Company's current business conditions and projections;
- the lack of marketability of the Company's shares;
- the hiring of key personnel and the experience of Company management;
- the risk inherent in the development and expansion of the Company's properties and projects;
- the Company's stage of development and material risks related to its business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given the prevailing market conditions and the nature and history of its business;
- industry trends and competitive environment;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

The Company will analyze factors such as those described above using a combination of financial and market based methodologies to determine the Company's business enterprise value. For example, the Company may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by the Company that were conducted in the market.

15

A prospective investor should understand that an early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because the Company has little value at the time of organization and they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors. In addition, future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to investments in the Company under this Offering changes and may cause the value of the Company to decrease.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The Purchasers will hold a minority position in the Company and will not have any voting rights. Thus, a holder of the Securities will be extremely limited as to his/her/its ability to control or influence the governance and operations of the Company. Although the principal shareholders identified in Question 6 (or affiliates thereof) are the two founders whose interests are aligned with the Company's goals to develop the Company's product and grow the Company to achieve stable income, increase share value and generate dividends as soon as possible, the principal shareholders identified in Question 6 (or affiliates thereof) above have, in aggregate, complete control over all of the Company's business operations. The holders of the Convertible Notes (including following conversion into non-voting common stock of the Company), will not have the power to, individually or as a group remove, the principal shareholders or otherwise have control over the business of the Company. It is possible that the goals and motivations of the principal shareholders may not be aligned with the goals of the Purchasers.

The marketability and value of the Securities will depend upon many factors outside the control of the Purchaser.

23.   What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

  Following the Purchaser's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Purchaser in the Company. The Purchaser may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Purchaser to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Purchaser's interest in the Company.

- issuer repurchases of securities,

  The Company will not have a right to repurchase the Securities (other than a right of first refusal upon a proposed transfer of the stock of the Company issued to a Purchaser upon conversion of the Convertible Notes).

- a sale of the issuer or of assets of the issuer or

  As a minority owner of the Company with no voting rights, the Purchaser will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the board of directors and executive management of the Company to manage the Company so as to maximize value for holders of the non-voting common stock. Accordingly, the success of the Purchaser's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the board of directors and management of the Company authorize a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Purchaser's initial investment in the Company.

- transactions with related parties?

  The Purchaser should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests and applicable law. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to holders of its securities. By acquiring an interest in the Company, the Purchaser will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

24.1.
What security type did you raise under? Promissory note.
When did you complete the fundraise? 05/15/16
How much did you raise? $2,000
Was this from a related party? No
What was the interest rate? 10% per annum
Outstanding principal plus interest $3,250 as of October 1st, 2022
What is/was the maturity date for the loan? 12/31/24
What was the name of the creditor? Robert Sperry, Patent Attorney
Is this loan outstanding? Yes
Are you current with your payments? Yes
Describe any other material terms of the loan. None.
What exemption did you use? Section 4(a)(2)
Use of proceeds: Deferred attorney's fees for the provisional patent filing (not a cash loan).

24.2
What security type did you raise under? Promissory note.
When did you complete the fundraise? 12/02/16
How much did you raise? $5,000
Was this from a related party? No
What was the interest rate? 8% per annum
Outstanding principal plus interest $7,333 as of October 1st, 2022.
What is/was the maturity date for the loan? 10/31/24
What was the name of the creditor? Best Laid Plans, Inc.
Is this loan outstanding? Yes
Are you current with your payments? Yes
Describe any other material terms of the loan. None.
What exemption did you use? Section 4(a)(2)
Use of proceeds: Deferred consultant's fees for healthcare strategic planning and project management (not a cash loan).

25.   What other exempt offerings has the issuer conducted within the past three years?
        25. (a) We raised $25,000 from a Convertible Note on May 4th, 2022 on the same terms as this offering from an accredited investor (also described in no. 17, above).

25. (b) We raised $50,000 from a Convertible Note on September 19ᵗʰ, 2022 on the same terms as this offering from an accredited investor (also described in no. 17, above).

There have been no other offerings.

See response to Question 24.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

No.

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

No.

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

No.

(4)   any immediate family member of any of the foregoing persons.

No.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history? ☐ Yes ☒ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A prospective investor should read the following discussion and analysis of the Company's financial condition and results of operations together with the Company's financial statements and the related notes and other financial information included elsewhere in this Offering Statement. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for the Company's business, includes forward-looking statements that involve risks and uncertainties. A prospective investor should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Clear Protocol, Inc. (the "Company") is a corporation formed in California on May 11, 2016. The Company is a healthcare information technology company. The Company's product, Clear Protocol®, is AI Software for hospitals, clinics, and medical offices. It is a voice operated, hands-free tool. With it, clinicians can validate clinical guidelines contemporaneously, at the point of care.

Milestones

The Company was incorporated in the State of California on May 11, 2016. The United States Patent and Trademark Office issued a patent to the Company covering the underlying technology of Clear Protocol® on June 11, 2019. A second patent was issued on May 24th, 2022.
We received our first investment of "pre-seed" capital in May of 2022, and a follow up investment in September, 2022.
A professional survey of nearly 200 physicians was conducted in June, 2022 to help direct the prototype design and marketing efforts.
A working prototype has been built and pilot testing with physician advisors is set to begin at the time of writing, November, 2022.

Historical Results of Operations

Since its incorporation and organization, the Company has had limited operations upon which prospective investors may base an evaluation of its performance.

Revenues

The Company has not generated any revenues since its incorporation and organization. The Company does not expect to generate any revenues until the second quarter of 2023, at the earliest.

Liquidity & Capital Resources

The proceeds from the Offering are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of the Company's business strategy. As of September 26th, 2022, the Company has fifty-two thousand six hundred and three dollars ($52,603) in cash on hand which will be augmented by the Offering proceeds and used to execute the Company's business strategy. The Company currently does not have any additional outside sources of capital (other than the proceeds from this Offering).

The Company will require additional financing in excess of the proceeds from this offering in order to perform operations over the lifetime of the Company. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors. The Company's need for additional financing will be increased if less than the maximum amount of securities offered in this offering is sold.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

For financial information please see Exhibit E – Financial Statements – attached hereto and incorporated herein by reference.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:
(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii)   involving the making of any false filing with the Commission?
☐ Yes ☒ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☒ No

If Yes to any of the above, explain:_____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:
    (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
    (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
    (C)   engaging in savings association or credit union activities? ☐ Yes ☒ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain:_____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain:_____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

    (ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to either of the above, explain:_____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No
If Yes, explain:_____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order

should be issued?

☐ Yes ☒ No

If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company's Offering Page on the Intermediary's Portal is located at https://clearprotocol.sppx.io.

See Exhibit F – Investor Deck

See Exhibit G – Portal Agreement – for more details regarding the Company's agreement with the portal.

See Exhibit H – Escrow Agreement – for more details regarding the escrow agreement with the escrow bank, Sunrise Banks, National Association.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than August 28th, 2023 (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
https://www.clearprotocol.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

38293735.10

EXHIBIT B
BUSINESS PLAN

See attached.

EXHIBIT C
SUBSCRIPTION AGREEMENT

See attached.

EXHIBIT D
CONVERTIBLE NOTE

See attached.

EXHIBIT E
FINANCIAL STATEMENTS

See attached.

EXHIBIT F
INVESTOR DECK

See attached.

38293735.10

EXHIBIT G
PORTAL AGREEMENT

See attached.

EXHIBIT H
ESCROW AGREEMENT

See attached.

October 24th, 2022



BUSINESS PLAN

Clear Protocol, Inc.

2108 N Street, Suite C, Sacramento, California 95816

Business Sector: Information Technology

Clear Protocol, Inc.is an independent corporation (C-corp). Incorporated in California on May 11th, 2016, for the express purpose of commercializing the Clear Protocol® information technology.

Company History

The co-founders saw the need for an Information Technology tool for clinicians, specifically focused on validating clinical procedures. In January of 2015 they started working full-time on the business. Between the two founders there is decades of experience in nursing, hospitals, and general business.

A provisional patent was filed promptly by the end of February 2015. Clear Protocol, Inc. was incorporated mid-2016 as a California C-corporation and proceeded to build a proof-of-concept prototype. The trademark for "Clear Protocol" was received in 2018. US utility patent 10,318,928 B1 was issued in 2019. US utility patent 11,341,460 B2 was issued in May of this year (2022). Along the way, a renowned team of subject matter experts has come together, including outstanding doctors with healthcare IT deployment experience.

In 2021, we filed with the SEC for crowd funding (RegCF).

In May and September of this year (2022) Clear Protocol, Inc. received its first outside capital.

In June, 2022 we hired a renowned survey firm to conduct a detailed user survey (nearly 200 active, working physicians) and a comprehensive report on their opinions. This will be used to guide marketing efforts and prototype design.

The Goals and Objectives

Overall goal: Promote contemporaneous validation as part of the standard of care in medicine.

Current goals: Finalize the development, and pilot-test our product, Clear Protocol® in actual operation with our physician advisors and/or other physician offices or clinics. Establish a new capital raising campaign. Begin sales as soon as practicable in 2023.

The Product

Clear Protocol® is Information Technology for healthcare. An AI-powered tool that saves doctors hours a day.

With Clear Protocol®, doctors will be able to validate medical procedures contemporaneously - without having to type or use hand-held electronics. Clear

Protocol® uses electronic wearables, it is hands-free, and voice operated. Users can select a procedure and validate it in real time. Completed protocols are logged automatically.

The Target Market

Our initial target market is clinics, physician offices, and hospitals. The near-term addressable market is physician offices and clinics near us, within the state.

Pricing Strategy

The goal is to establish recurring revenue. We will charge a subscription per per user. There will be separate charges for customization, installation, and training.

The Competitors

The main competition consists of consumer-type devices adapted for a medical setting: A desktop computer on a rolling cart, or possibly a laptop, a tablet, or smartphone being held in the hands. These are impractical due to potential hand contamination, the inconvenience of being out of reach, out of view, interruption, and distraction.

Our product Clear Protocol® uses digital wearables instead, and it is hands-free, voice operated. It will produce the best, most reliable documentation: contemporaneous - with the least effort.

Ownership Background

Ernest M. Kestone (shareholder):

Ernest Kestone has been CEO of Clear Protocol, Inc. since incorporation in May 2016. Prior to that, Mr. Kestone worked full time for over a year, filing the provisional patent, researching the market, networking, and consulting with professionals in IT and healthcare.

Before Clear Protocol, Inc., Mr. Kestone worked as project manager since 1984. Managing multi-family residential construction projects and including commercial and some medical offices. He then continued with a progression of unique major projects. He successfully administered these projects at the executive management level (subcontracting, purchasing materials, components, budget & schedule). Many of Mr. Kestone's projects have been full scope real estate development starting with the acquisition of land, some of them as part-owner/general partner in collaboration with project architects, engineers, and government officials. Until starting Clear Protocol in 2015, Mr. Kestone held for over ten years a California general contractor's license (as an individual or as a corporate officer). As a result of these previous experiences, Mr. Kestone is aware of the importance of frequent communication among project members and of creating a realistic business plan, timeline, and budget. Mr. Kestone has the expertise, leadership, training, and motivation necessary to successfully manage the development of the Clear Protocol system.

Marie L. Kestone (shareholder):

Trained as a Registered Nurse. Worked many years in major hospitals, then in-home geriatric nursing. Ms. Kestone is instrumental in developing Clear Protocol into a system that is practical for clinicians to use.

Company Assets

Cash $34,680.

Property and Equipment, net $1,387

Other Assets: US Patents (actual expense/book value) $7,866

Other Assets: US Trademark (actual expense/book value) $400.

Product Patents

As mentioned, Clear Protocol, Inc. has been issued US Patent No. US 10,318,928 B1, Computerized Contemporaneous Process Control and Quality Assurance in 2019, and US utility patent 11,341,460 B2 in 2022.

US Trademark Registration Number 5,462,464. Class 42: Planning, design, and management of Information Technology Systems.

Future Products

Clear Protocol® will be usable for other commercial applications, such as law offices, veterinary medicine, food production facilities, breweries, restaurants, and bars.

The Management

Clear Protocol, Inc. has a conventional corporate management structure consisting of a Board of Directors, overseeing a president (CEO).

Staffing

We currently have three full-time founders/employees, and around twenty consultants/advisors who collaborate as needed. We look forward to hiring additional staff as outlined in our projection.

Capital Requirements Plan

We are currently raising $107,000 via Regulation Crowdfunding, and an amount TBD under a Regulation D offering to accredited investors. The funds will be used primarily to finalize product development and test with users (doctors), further investor outreach, and marketing.

Capital Repayment Plan

This is an early equity investment in a startup company, so returns are expected to be in stock appreciation, as well as a potential buyout of the company.

www.ClearProtocol.com

SUBSCRIPTION AGREEMENT
CLEAR PROTOCOL, INC.

SUBSCRIPTION INSTRUCTIONS

A subscription to invest in securities offered by Clear Protocol, Inc., a California corporation (the "***Company***") may be made only by means of the completion, delivery and acceptance of the following:

- Subscription Agreement: Complete all requested information in this Subscription Agreement and date and sign the signature page.

- Convertible Note: Execute the signature page to the Convertible Note.

DELIVERY OF SUBSCRIPTION DOCUMENTS

Subscribers must submit:

- A completed and signed copy of the Subscription Agreement; and

- An executed copy of the signature page to Convertible Note.

Please note that the Company reserves the right to request any additional documentation necessary to verify the identity of a prospective investor in the Company. Please be aware that your failure to provide such documentation may delay your acceptance by Company or cause your subscription request to be rejected entirely. The Company shall be held harmless by any such prospective investor against any loss arising as a result of a failure to provide any requested documentation.

PRIVACY

The Company takes precautions to maintain the privacy of personal information concerning the Company's current and prospective individual investors. For more information in this regard, please refer to the Privacy Policy attached hereto as <u>Exhibit A to Subscription Agreement</u>.

CLEAR PROTOCOL, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING THEREUNDER.

A SUBSCRIBER SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE SERIES A PREFERRED UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION OF THE COMPANY TO REGISTER THE SERIES A PREFERRED UNITS UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(F). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED THE OFFERING MATERIALS (AS DEFINED HEREIN) SPEAK AS OF THEIR DATE.

38397988.2 11/15/2022C

THIS SUBSCRIPTION AGREEMENT AND SUBSCRIBER QUESTIONNAIRE (this "***Agreement***") is entered into by and between Clear Protocol, Inc., a California corporation (the "***Company***"), and the subscriber identified on the signature page hereto ("***Subscriber***") in connection with Subscriber's purchase of certain convertible promissory notes (the "***Convertible Notes***") in the Company at a purchase price of $1.00 per Convertible Note (the "***Purchase Price***").

Subscriber understands that the Company, is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated on or about April 24, 2021, as amended (the "***Form C***"), filed by the Company with the Securities and Exchange Commission (the "***SEC***") and the Exhibits thereto (collectively, the "***Offering Materials***"). The Company is offering to both accredited and non-accredited investors. The minimum amount or target amount to be raised in the Offering is fifty thousand dollars and 00/100 ($50,000) (the "***Target Offering Amount***") and the maximum amount to be raised in the offering is one hundred and seven thousand dollars and 00/100 ($107,000) (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Convertible Promissory Notes on a first-come, first-served basis. The Company is offering the Convertible Notes to prospective investors through the Silicon Prairie Online crowdfunding portal (the "***Portal***"). The Portal is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to a certain percentage of gross monies raised in the Offering. Investors should carefully review the Offering Materials, which are available on the website of the Portal at https://clearprotocol.sppx.io/.

Subscriber hereby subscribes for the Convertible Notes, and Company and Subscriber hereby agree as follows:

1.   **Purchase**. Subscriber agrees to purchase from the Company, an aggregate amount of Convertible Notes as set forth on the signature page hereto. All payments of Subscriber's purchase price to the Company shall be made by check made out to "**CLEAR PROTOCOL, INC.**", wire transfer or ACH. Convertible Notes will be sold in minimum amounts of one thousand dollars and 00/100 ($1,000).

2.   **Acceptance of Subscription; Delivery of Convertible Note; Subscriber Cancellation**.

        Subscriber understands and agrees that this subscription is made subject to the following terms and conditions:

        (a)   Company shall have the right to review the suitability of any person desiring to purchase Convertible Notes;

        (b)   Company shall have the right, in its sole and absolute discretion, to reject this subscription, in whole or in part;

        (c)   Company shall have no obligation to accept subscriptions in the order received;

(d)   The Convertible Notes to be created on account of this subscription shall be created only in the name of Subscriber, and Subscriber agrees to comply with the terms of the Convertible Note;

(e)   Subscriber hereby undertakes in respect of the Convertible Notes that Subscriber shall comply with the restrictions on transfer of the Convertible Notes contained in the Convertible Notes;

(f)   Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities;

(g)   Subscriber has up to 48 hours before the campaign end date described in the Form C to cancel the purchase and get a full refund; and

(h)   Subscriber hereby agrees to the use of electronic signatures for purposes of both this Subscription Agreement and the Convertible Note.

3.   **Conditions to Closing**. Company's obligations hereunder are subject to acceptance by Company of Subscriber's subscription for Convertible Notes and to the fulfillment, prior to or at the time of closing, of each of the following conditions:

(a)   The representations and warranties of Subscriber contained in this Agreement shall be true and correct at the time of closing; and

(b)   All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Company, and the Company shall have received all such counterpart originals or certified or other copies of such documents as it may request.

4.   **Subscriber's Representations**. In connection with Subscriber's purchase of Convertible Notes, Subscriber makes the following representations and warranties on which the Company is entitled to rely:

(a)   Subscriber has received, read and understands the Offering Materials, including the section entitled "Risk Factors". No representations or warranties have been made to Subscriber by the Company or any agent of such persons, other than as set forth in this Agreement and the Convertible Note.

(b)   Subscriber is acquiring the Convertible Notes solely for Subscriber's own account and not directly or indirectly for the account of any other person whatsoever (or, if Subscriber is acquiring the Convertible Notes as a trustee, solely for the account of the trust or trust account named herein) for investment and not with a view to, or for sale in connection with, any distribution of the Convertible Notes. Subscriber does not have any contract, undertaking or arrangement with any person to sell, transfer or grant a participation to any person with respect to the Convertible Notes.

(c)   Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of the investment evidenced by Subscriber's purchase of the Convertible Notes, and Subscriber is able to bear the economic risk of such investment including the risk of complete loss.

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(d)   Subscriber has had access to such information concerning the Company as Subscriber deems necessary to enable Subscriber to make an informed decision concerning the purchase of the Convertible Notes. Subscriber has had access to the directors and officers of the Company and the opportunity to ask questions of, and receive answers satisfactory to Subscriber from, such managers concerning the offering of Convertible Notes in the Company and the Company generally. Subscriber has obtained all additional information requested by Subscriber to verify the accuracy of all information furnished in connection with the offering of Convertible Notes in the Company.

(e)   Subscriber understands that the Convertible Notes has not been registered under the United States Securities Act of 1933, as amended (the "***Securities Act***") or any securities law of any state of the United States or any other jurisdiction, in each case in reliance on an exemption for private offerings, and Subscriber acknowledges that Subscriber is purchasing the Convertible Notes without being furnished any offering literature or prospectus other than the Offering Materials.

(f)   If Subscriber is a Non-Accredited Investor (*See "Section 5 – Investor Qualifications" section below*), Subscriber represents that either:

(i)   Subscriber's net worth or annual income is less than $107,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,200; or

(ii)   both Subscriber's net worth or annual income are more than $107,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is less than (A) 10% of the greater of Subscriber's annual income or net worth, and (B) does not exceed $107,000.

(g)   If Subscriber is a Non-Accredited Investor (*See "Section 5 – Investor Qualifications" section below*), including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h)   Subscriber is aware that (i) Subscriber must bear the economic risk of investment in the Rule 100(a)(2) of Regulation Crowdfunding for an indefinite period of time, possibly until final winding up of the Company, (ii) because the Convertible Notes have not been registered under the Securities Act, there is currently no public market therefor, (iii) Subscriber may not be able to avail itself of the provisions of Rule 144 of the Securities Act with respect to the Convertible Notes, and (iv) the Convertible Notes cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Subscriber understands that the Company is under no obligation, and does not intend, to effect any such registration at any time. Subscriber also understands that sales or transfers of the Convertible Notes are further restricted by, as applicable, securities laws of other jurisdictions and the states of the United States.

38397988.2 11/15/2022

(i)   The Convertible Notes will not be transferred or disposed of except in accordance with the terms of this Agreement and will not be sold or transferred without registration under the Securities Act, or pursuant to an applicable exemption therefrom.

(j)   Subscriber's full legal name, true and correct address of residence, phone number, electronic mail address, United States taxpayer identification number and other contact information are provided herewith.

(k)   The execution and delivery of the Convertible Note and this Agreement, the consummation of the transactions contemplated thereby and the performance of the obligations thereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to Subscriber.

(l)   No suit, action, claim, investigation or other proceeding is pending or, to the best of Subscriber's knowledge, is threatened against Subscriber that questions the validity of the Convertible Note or this Agreement or any action taken or to be taken pursuant to the Convertible Note or this Agreement.

(m)   Subscriber has full power and authority to make the representations referred to in the Convertible Note and this Agreement, to purchase the Convertible Notes and to deliver the Convertible Note and this Agreement. Each of the Convertible Notes and this Agreement creates valid and binding obligations of Subscriber and is enforceable against Subscriber in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

(n)   Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties made by Subscriber herein. Such representations and warranties are complete and accurate, shall be complete and accurate at the time of closing and may be relied upon by the Company. Such representations and warranties shall survive delivery of the Convertible Note and this Agreement. If in any respect such information shall not be complete and accurate prior to the time of closing, Subscriber shall give immediate notice of such incomplete or inaccurate information to Company, specifying which representations or warranties are not complete and accurate and the reasons therefor.

(o)   Subscriber hereby agrees to indemnify and hold harmless the Company and each member, principal, manager, director, officer, advisor or employee thereof (each, an "*Indemnified Party*") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of Subscriber or failure of Subscriber to comply with any covenant or agreement set forth herein or in any other document furnished to any Indemnified Party specifically supplementing the information in this subscription booklet by Subscriber in connection with the subscription for Convertible Notes. Subscriber

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shall reimburse each Indemnified Party for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of Subscriber under this paragraph shall survive any closing applicable to Subscriber (or, if this Agreement is terminated pursuant to paragraph 3(h) above, such termination) and shall be in addition to any liability which Subscriber may otherwise have (including, without limitation, liabilities under the Convertible Note) and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

(p)   Subscriber confirms that Subscriber has been advised to consult with Subscriber's attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company. Subscriber acknowledges that he, she or it understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. Subscriber acknowledges and agrees that the Company is providing no warranty or assurance regarding the ultimate availability of any tax benefits to Subscriber by reason of Subscriber's investment in the Company.

5.   **Investor Qualifications**.

Subscriber represents and warrants as follows *(Answer Part (a), (b) or (c), as applicable. Please check all applicable items)*:

(a)   **Accredited Investor - Individuals**. I am an INDIVIDUAL and:

☐   i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv. I am a director or executive officer of CLEAR PROTOCOL, INC.

☐   v. I hold in good standing a Series 7, Series 65 or Series 82 license.

☐   vi. I am a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940, of the issuer of the securities being offered or sold where the Company would be an investment company, as defined in section 3 of the Investment Advisers Act of 1940, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of the Investment Advisers Act of 1940.

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Are you obligated as an endorser, guarantor, surety, indemnitor or otherwise for any significant contingent liabilities or are there any suits outstanding or litigation or claims pending against you that could adversely and materially affect your financial condition?

☐ Yes ☐ No

If "Yes,", please explain:

_____

_____

(b) **Accredited Investor - Entities**. The undersigned is an ENTITY and:

☐ i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(vi) above. Please indicate the name of each equity owner and the applicable test from (a) above:

_____

_____

_____

_____

☐ ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐ iii. The undersigned is a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934.

☐ iv. The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐ v. The undersigned is an investment adviser relying on the exemption from registering with the Securities and Exchange Commission under section 2(a)(13) of the Investment Advisers Act of 1940.

☐ vi. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐ vii. The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

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☐ viii. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐ ix. The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐ x. The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of $5,000,000.

☐ xi. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

   ☐ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

   ☐ (2) the employee benefit plan has total assets in excess of $5,000,000; or

   ☐ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐ xii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐ xiii. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring and one or more of the following is true (check one or more, as applicable):

   ☐ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

   ☐ (2) a corporation;

   ☐ (3) a Massachusetts or similar business trust;

   ☐ (4) a partnership; or

   ☐ (5) a limited liability company.

☐ xiv. The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring and whose purpose is directed by a person who has such knowledge and experience in financial

8

and business matters that he or she is capable of evaluating the merits and risks of the investment in the Convertible Notes.

Is the subscribing entity obligated as an endorser, guarantor, surety, indemnitor or otherwise for any significant contingent liabilities or are there any suits outstanding or litigation or claims pending against the subscribing entity that could adversely and materially affect its financial condition?

☐ Yes   ☐ No

If "Yes,", please explain:

_____

_____

(c)   **Non-Accredited Investors**.

☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

6.   **Survival of Agreements, Representations and Warranties**.   All agreements, representations and warranties contained herein or made in writing by or on behalf of Subscriber or the Company in connection with the transactions contemplated by this Agreement shall survive the execution of the Convertible Note and this Agreement, any investigation at any time made by Subscriber, the Company or on behalf of either of them and the sale and purchase of the Convertibles Notes and payment therefor and the dissolution and termination of the Company.

7.   **Legends**.   Subscriber consents to the placement of any legend required or reasonably advisable, as determined by the Company's legal counsel, by applicable law.

8.   **Notices**. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (*i.e.*, Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be:

38397988.2 11/15/2022

If to the Company, to:

Clear Protocol, Inc.
Attention: Ernest M. Kestone
409 Commerce Street, #1647
Azle, Texas, United States 76020-2404
Email: ernest@clearprotocol.com

If to a Subscriber, to such address as is set forth in Subscriber's signature page to this agreement.

9. **Counterparts, Execution and Delivery**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A facsimile or other reproduction of this Agreement may be executed by Subscriber and/or Company, and an executed copy of this Agreement may be delivered by Subscriber and/or Company by facsimile, electronic signature or similar electronic transmission device pursuant to which the signature(s) and responses can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, Subscriber and Company agree to execute an original of this Agreement as well as any facsimile or other reproduction hereof.

10. **Amendments**. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only with the written consent of Subscriber and Company.

11. **Assignment**. This Agreement is not transferable or assignable by Subscriber.

12. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

38397988.2 11/15/2022

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Mailing Address   Mailing Address
(only if different than above)   (only if different than above)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email Address   Email Address

Principal Subscription Amount ($):_____

Entity Subscriber Type of Ownership:

The subscribed for notes are to be registered in the following form of ownership (check one):

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (*e.g.*, married).

☐   Tenants in Common. Briefly describe the relationship between the parties (*e.g.*, married).

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated:_____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

_____   _____
Name & Title (Typed or Printed of Signatory)   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                        (if different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

_____

Principal Subscription

Amount ($):_____

Entity Subscriber Type of Ownership:

The subscribed for notes are to be registered in the following form of ownership (check one):

☐   Partnership

☐   Limited Liability Company

☐   corporation

☐   Trust or Estate (Describe, and enclose evidence of authority

☐   IRA Trust Account

☐   Other (Describe)

ACCEPTANCE

This Subscription Agreement is accepted by CLEAR PROTOCOL, INC. on _____

As to: the principal amount in dollars of a Convertible Note set forth on Subscriber's signature page.


CLEAR PROTOCOL, INC.


By: _____
Name: Ernest M. Kestone
Title: Chief Executive Officer

SUBSCRIBER INFORMATION
TO RECEIVE PAYMENTS ON CONVERTIBLE NOTES

Subscriber Information

_____
Name

_____
Email

_____
Mailing Address

_____
City, State, Zip Code

_____
Country

_____
Phone Number

Wire Instructions for Distributions

Please provide wire instructions for the transfer of any payments due from the Company. These instructions must be provided at account inception. Subscriber may change these wire instructions but may be required to provide an appropriate signature guarantee by a qualified financial institution (note that a signature guarantee is different than a notarized signature).

Bank Name: _____

Bank City and State: _____

Bank routing number (ABA/US SWIFT): _____

Account Holder Name: _____

Account Number: _____

Reference (if applicable): _____

EXHIBIT A

Privacy Policy

The Company is committed to protecting your privacy and maintaining the confidentiality and security of your personal information, and in connection therewith, this Privacy Policy is observed by Company. This Privacy Policy explains the manner in which Company collects, utilizes and maintains nonpublic personal information about potential subscribers (collectively, "***Subscribers***") in Clear Protocol, Inc., a California corporation (the "***Company***"), as required under Federal Law. This Privacy Policy only applies to products and services provided by Company to individuals (including regarding investments in the Company) and which are used for personal, family, or household purposes (not business purposes).

Collection of Subscriber Information

Company may collect personal information about its Subscribers from the following sources:

1.   Subscription forms, account forms, and other information provided by Subscriber in writing, in person, by telephone, electronically or by any other means. This information includes name, address, employment information, and financial and investment qualifications;

2.   Transactions within the Company, including account balances, investments, distributions and fees;

3.   Other interactions with Company's affiliates (for example, discussions with our staff and affiliated broker-dealer); and

4.   Verification services and consumer reporting agencies, including a Subscriber's creditworthiness or credit history.

Disclosure of Nonpublic Personal Information

Company may share nonpublic personal information about investors or potential investors in the Company with affiliates, as permitted by law. Company does not disclose nonpublic personal information about investors or potential investors in the Company to nonaffiliated third parties, except as permitted by law (for example, to service providers who provide services to Subscriber or Subscriber's account).

Company may share nonpublic personal information, without a Subscriber's consent, with affiliated and nonaffiliated parties in the following situations, among others:

1.   To respond to a subpoena or court order, judicial process or regulatory inquiry;

2.   In connection with a proposed or actual sale, merger, or transfer of all or a portion of its business;

3.   To protect or defend against fraud, unauthorized transactions (such as money laundering), lawsuits, claims or other liabilities;

4.   To service providers of Company in connection with the administration and operations of the Company and other Company products and services, which may include brokers, attorneys, accountants, auditors, administrators or other professionals;

5.   To assist Company in offering Company-affiliated products and services to its Subscribers;

6.   To process or complete transactions requested by a Subscriber; and

7.   For any proper purpose as contemplated by or permitted under the Company's offering, governing or organizing documents.

Former Subscribers

The same Privacy Policy applies to former Subscribers.

Protection of Subscriber Information

Company maintains physical, electronic and procedural safeguards that comply with federal standards to protect customer information. Company restricts access to the personal and account information of Subscribers to those employees who need to know that information in the course of their job responsibilities.

Further Information

Company reserves the right to change this Privacy Policy at any time. The examples contained within this Privacy Policy are illustrations and are not intended to be exclusive. This Privacy Policy complies with Federal Law regarding privacy. You may have additional rights under other foreign or domestic laws that may apply to you.

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***ACT***"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Note Series: 2022A Tier 3

Date of Note: (filled in upon closing)

Principal Amount of Note: $ (filled in upon closing)

For value received **CLEAR PROTOCOL, INC.**, a California corporation (the "***Company***"), promises to pay to the undersigned holder or such party's assigns (the "***Holder***") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 8% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after ____________________ (the "***Maturity Date***").

1. BASIC TERMS.

(a) Series of Notes. This convertible promissory note (the "***Note***") is issued as part of a series of notes designated by the Note Series above (collectively, the "***Notes***"), and having an aggregate principal amount not to exceed $107,000 and issued in a series of multiple closings to certain persons and entities (collectively, the "***Holders***"). The Company shall maintain a ledger of all Holders.

(b) Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(c) Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "***Majority Holders***").

(d) Most Favored Nations. If, while this Note is outstanding, the Company issues other indebtedness of the Company convertible into equity securities of the Company, or amends any existing indebtedness convertible into equity securities of the Company, and such newly issued or amended indebtedness would have material terms that are more favorable, from the perspective of the Holder (the "***Other Debt***"), than the terms of this Note, then the Company will provide the Holder with written notice thereof, together with a copy of all documentation relating to the Other Debt and, upon request of the Holder, any additional information related to the Other Debt as may be reasonably requested by the Holder.

The Company will provide such notice to the Holder promptly (and in any event within 30 days) following the issuance of the Other Debt. In the event the Holder determines that the terms of the Other Debt are preferable to the terms of this Note, the Holder will notify the Company in writing within five days following the Holder's receipt of such notice from the Company. Promptly after receipt of such written notice from the Holder, but in any event within 30 days, the Company will amend and restate this Note to be substantially identical to the promissory note evidencing the Other Debt, excluding the principal and unpaid accrued interest.

2.   **CONVERSION AND REPAYMENT**.

(a)   **Conversion upon a Qualified Financing**. In the event that the Company issues and sells shares of its equity securities ("*Equity Securities*") to investors (the "*Investors*") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $107,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)) (a "*Qualified Financing*"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.70, and (ii) the quotient resulting from dividing $3,600,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

(b)   **Optional Conversion at non-Qualified Financing**. In the event the Company consummates, while this Note remains outstanding, an equity financing pursuant to which it sells shares of Preferred Stock in a transaction that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

(c)   **Maturity Date Conversion**. In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically without any further action by the Holder convert as of the Maturity Date into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $3,000,000 by the number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)).

(d)   **Change of Control**. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to (i) the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 30% of the outstanding principal amount of this Note; *provided, however,* that upon the written election of the Holder made not less than five days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $3,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)). For purposes of this Note, a "***Change of Control***" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control.   Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(e)   **Procedure for Conversion**. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(f)   **Interest Accrual**. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

3.   **REPRESENTATIONS AND WARRANTIES**.

(a)   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(i)   **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a "***Material Adverse Effect***").

(ii)   **Corporate Power**. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Directors (the "***Board***") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(iii)   **Authorization**. All corporate action on the part of the Company, the Board and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "***Conversion Securities***"), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(iv)   **Governmental Consents**. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(v)   **Compliance with Laws**. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect.

(vi)   **Compliance with Other Instruments**. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a Material Adverse Effect. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(vii)   **No "Bad Actor" Disqualification**. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("***Disqualification Events***"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "***Company Covered Persons***" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(viii) **Offering**. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and the Conversion Securities (collectively, the "*Securities*") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(ix) **Use of Proceeds**. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

(b) **Representations and Warranties of the Holder**. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i) **Purchase for Own Account**. The Holder is acquiring the Securities solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii) **Information and Sophistication**. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii) **Ability to Bear Economic Risk**. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(iv) **Further Limitations on Disposition**. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion

shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(v) **Accredited Investor Status**. The Holder is an "accredited investor" as such term is defined in Rule 501 under the Act.

(vi) **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vii) **Foreign Investors**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "*Code*")), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(viii) **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4. **EVENTS OF DEFAULT.**

(a) If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "***Event of Default***":

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

     (ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

     (iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

    (b) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

   5. **MISCELLANEOUS PROVISIONS.**

    (a) **Waivers.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

    (b) **Further Assurances**. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

    (c) **Transfers of Notes**. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

    (d) **Market Standoff**. To the extent requested by the Company or an underwriter of securities of the Company, the Holder and any permitted transferee thereof shall not, without the prior written consent of the managing underwriters in the IPO (as hereafter defined), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Company then owned by the Holder or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "***IPO***") filed under the Securities Act. For purposes of this paragraph, "***Company***" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this paragraph and may impose stop transfer instructions with respect to the Securities and such other shares of stock of the Holder and any transferee thereof (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions of this paragraph as though they were parties hereto.

(e) **Amendment and Waiver**. Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(f) **Governing Law**. This Note shall be governed by and construed under the laws of the State of California, as applied to agreements among California residents, made and to be performed entirely within the State of California, without giving effect to conflicts of laws principles.

(g) **Binding Agreement**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

(h) **Counterparts; Manner of Delivery**. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) **Titles and Subtitles**. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(j) **Notices**. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days' advance written notice to the other party hereto.

(k) **Expenses**. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(l) **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(m) **Entire Agreement**. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(n) **Exculpation among Holders**. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

(o) **Senior Indebtedness**. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "***Senior Indebtedness***" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(p) **Broker's Fees**. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

(q) **California Corporate Securities Law**. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS NOTE HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]

The parties have executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first noted above.

COMPANY:

CLEAR PROTOCOL, INC.

By: _____

        Name: Ernest M. Kestone, CEO
        Title: Chief Executive Officer

E-mail: ernest@ClearProtocol.com

Address:

        2108 N Street, Suite C, Sacramento, California 95816

The parties have executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first noted above.

HOLDER (if an entity):

Name of Holder: _____

By: _____

Name: _____
Title: _____

E-mail: _____

Address: _____
_____
_____

HOLDER (if an individual):

Name of Holder: _____

Signature: _____

E-mail: _____

Address: _____
_____
_____

EXHIBIT E
FINANCIAL STATEMENTS

OFFICER'S CERTIFICATE
CLEAR PROTOCOL, INC.

November 10, 2022

The undersigned, Ernest M. Kestone, the Chief Executive Officer of Clear Protocol, Inc., a California corporation (the "Company") hereby certifies on behalf of the Company, in connection with the Company's filing of the Form C and Offering Statement (the "Offering Statement") and the transactions contemplated by the Offering Statement, dated on or about the date hereof, that:

1.   I have carefully examined copies of the financial statements for the Company for the fiscal year ending April 30, 2021 and the fiscal year ending April 30, 2022 attached hereto (*see attached*, the "Financial Statements");

2.   As of the date hereof, the Financial Statements are true and correct financial statements of the Company and accurately represent the financial condition of the Company; and

3.   The tax return information of the Company included in this Offering Statement reflects accurately the information reported on the tax returns for the Company filed for the fiscal years ended April 30, 2021 and 2022.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Company as of the date above first written.

    /s/ Ernest M. Kestone_____
Name: Ernest M. Kestone
Title: Chief Executive Officer



CLEAR PROTOCOL, INC

FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING APRIL 30, 2022

SELF CERTIFIED
SELF-CERTIFIED

See accompanying notes to the financial statements.
See accompanying notes to the Financial Statements


Clear Protocol, Inc.
Income Statement
For the Period May 01, 2021 to April 30, 2022


Sales

Total Revenue	$0.00

General, Selling, and Administrative Expenses

Depreciation	$347.00
Advertising & Promotion	$1,186.00
Internet Service	$960.00
Office Expenses	$971.00
Office Rent	$8,400.00
Bank Fees	$153.00
Cellphone	$540.00
Patent Legal & Filing Fees	$1,966.00
Postage & Courier	$256.00
Total Expenses	$14,779.00

Tax Considerations

Profit Before Income Tax	$-14,779.00
Income Tax	$825.00
PROFIT AFTER TAXES (LOSS)	$-15,604.00

See accompanying notes to the Financial Statements

Clear Protocol, Inc.
Balance Sheet
Statement of Financial Position As of April 30, 2022

ASSETS

Cash	$5.00
Fixed Assets	$1,387.00
U.S. Patent	$7,866.00
U.S. Trademark	$400.00

TOTAL ASSETS $9,658.00

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Deferred Legal & Consulting Fees	$36,168.00
Shareholders' Equity Opening Balance	$62,860.00
Capital Contributions	$14,403.00

Total Liabilities $113,431.00

Stockholders' Equity $-103,773.00

103,773.00

TOTAL LIABILITY and STOCKHOLDERS' EQUITY $9,658.00

See accompanying notes to the Financial Statements

NOTES TO THE FINANCIAL STATEMENT
CLEAR PROTOCOL, INC. FISCAL YEAR END, APRIL 30, 2022

1.   **Summary of Significant Accounting Policies**

The Company
Clear Protocol, Inc. (the "Company") was incorporated in the State of California on May 11th, 2016. The Company is headquartered in Los Angeles, California. The Company has developed a patented software for clinicians.

Fiscal Year
The Company operates on a fiscal year ending April 30th.

Basis of Presentation
The accompanying financial statements have been prepared by company management and are believed to be in accordance with U.S. generally accepted accounting principles (US GAAP). These statements have not been reviewed or certified by any accountant, inside or outside the company.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30th, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and computer equipment are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Property and equipment consisted of the following on April 30, 2022:

Office Equipment	$ 300
Computer Equipment	$1,434
Less Depreciation	($ 347)
Total	$1,387

Other Assets
The patent(s) and US Trademark values listed are the total of costs actually paid out (book value).

Income Taxes
Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and in the State of California.   Self-Certified Financials

The Company sustained net operating losses during fiscal year 2022. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

Long Term Liabilities, Obligations
There is a total of approximately $36,168 in deferred legal and consulting fees as of April 30th, 2022, that are not yet due. They will be repaid gradually as capital becomes available.

Revenue Recognition
The Company recognizes revenue when actually received (cash-basis). As of April 30, 2022, the Company has not recorded any income.

Organizational Costs
Organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or its staff.

Subsequent Events
The Company has evaluated subsequent events through October 28, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

_____



CLEAR PROTOCOL, INC

FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING APRIL 30, 2021

SELF CERTIFIED
SELF-CERTIFIED

See accompanying notes to the financial statements.

Clear Protocol, Inc.
Income Statement
For the Period May 01, 2020 to April 30, 2021

Sales

Total Revenue	$0.00

General, Selling, and Administrative Expenses

Rent	$8,400.00
Advertising & Promotion	$2,500.00
Automobile	$70.00
Government Fees	$80.00
Postage & Courier	$239.00
Legal Fees	$2,000.00
Internet Service	$334.00
Cellphone	$573.00
Office Equipment	$300.00
Computer Equipment	$1,147.00
Office Expenses	$431.00
Total Expenses	$16,074.00

Tax Considerations

Profit Before Income Tax	$-16,074.00
Income Tax	$622.00
PROFIT AFTER TAXES (LOSS)	$-16,696.00

<p style="text-align:center">**Clear Protocol, Inc.**
Balance Sheet
Statement of Financial Position As of April 30, 2021</p>

ASSETS

Cash	$85.00
Fixed Assets	$1,734.00
U.S. Patent	$5,900.00
U.S. Trademark	$400.00

TOTAL ASSETS $8,119.00

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable	$1,666.00
Deferred Legal & Consulting Fees	$13,496.00
Opening Balance of Shareholders' Equity	$19,692.00
Capital Contributions	$36,125.00

Total Liabilities $70,979.00

Stockholders' Equity $-62,860.00

TOTAL LIABILITY and STOCKHOLDERS' EQUITY $8,119.00

Summary of Significant Accounting Policies

The Company
Clear Protocol, Inc. (the "Company") was incorporated in the State of California on May 11th, 2016. The Company is headquartered in Los Angeles, California. The Company has developed a patented software for clinicians.

Fiscal Year
The Company operates on a fiscal year ending April 30th.

Basis of Presentation
The accompanying financial statements have been prepared by company management and are believed to be in accordance with U.S. generally accepted accounting principles (US GAAP). These statements have not been reviewed or certified by any accountant, inside or outside the company.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30th, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and computer equipment are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Property and equipment consisted of the following on April 30, 2021:

Office Equipment	$420
Computer Equipment	$1,747
Less Depreciation	($433)
Total	$1,734

Other Assets
The patent(s) and US Trademark values listed are the total of costs actually paid out (book value).

Income Taxes
Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and in the State of California.

The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

Long-term Liabilities, Obligations

The company founders cancelled two loans totaling approximately $19,720, converted into a capital contribution.

The Deferred Legal & Consulting Fees $13,496 are not yet due. They will be repaid gradually as capital becomes available.

Revenue Recognition
The Company recognizes revenue when actually received (cash-basis). As of April 30, 2021, the Company has not recorded any income.

Organizational Costs
Organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or its staff.

Subsequent Events

The Company has evaluated subsequent events through April 30, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

_____



ClearProtocol®

AI Software – Eliminates typing
Saves doctors and clinicians hours a day





FOR HOSPITALS, CLINICS AND MEDICAL OFFICES


THERE IS AN INFORMATION BOTTLENECK IN HEALTHCARE
Information Exchange Hundreds of Times a Day
New Treatments
New Devices
New Drugs
Complex Treatments
Co-morbidities
Clinicians Have to Enter & Request Information Manually
THIS IS A MAJOR OBSTACLE AND A WASTE OF VALUABLE TIME

EXISTING METHODS





IMPROVISED USE OF CONSUMER ELECTRONICS LIKE IPADS, SMARTPHONES, AND PCS IS IMPRACTICAL IN THE CLINICAL SETTING

EXISTING METHODS



ZDOGGMD 2022

CLINICIANS HAVE NOT BEEN GIVEN THE RIGHT TOOL FOR WHAT THEY DO

THE BOTTLENECK IMPACTS ALL OF HEALTHCARE



Inefficiency

Clinician Fatigue

Errors

Harm to Patient

Longer Hospital Stays

High Costs

Constant Information Exchange

New Treatments

New Devices

New Drugs

Complex Treatments

Co-morbidities

THIS WAS THE INSIGHT WHICH LED TO THE CONCEPT OF CLEAR PROTOCOL

THE SOLUTION

ClearProtocol ®

Contemporaneous Validation for Clinical Practice



- WITH CLEAR PROTOCOL®, DOCTORS AND NURSES ON THEIR ROUNDS CAN EASILY VALIDATE CLINICAL PROCEDURES, HANDS-FREE. PATIENT RECORDS UPDATE AUTOMATICALLY.

- USING OUR WEARABLE DEVICE, THE CLINICIAN SELECTS A PROCEDURE ON THE CLEAR PROTOCOL VOICE-ACTIVATED PLATFORM, WHICH THEN LOGS THE COMPLETED STEPS IN REAL TIME.

- CLEAR PROTOCOL® MEETS ALL THE ACCEPTED REQUIREMENTS FOR HEALTHCARE INFORMATION TECHNOLOGY. (CAMPBELL 2016, CDC 2022)

Clear Protocol® vs. Existing Validation Methods

The "Five Rights" of Clinical Decision Support* (CAMPBELL 2016)	iPad Smartphone	Laptop Desktop	Clear Protocol
The right information	✓	✓	✓
To the right person	?	?	✓
In the right intervention format	✗	✗	✓
Through the right channel	✗	✗	✓
At the right time in the workflow	✗	✗	✓

CLEAR PROTOCOL WAS DESIGNED FROM THE BEGINNING TO VALIDATE CLINICAL PROCEDURES, HANDS-FREE, IN A PRACTICAL WAY.

BENEFITS



ClearProtocol®

- Saves doctors and nurses valuable hours

- Leads to cost reduction

- Reduces malpractice liability

- Promotes patient safety



ClearProtocol®

Clear Protocol® can help prevent

- "Sepsis is a Preventable Public Health Problem" Approximately 1 million cases annually (KEMPKER, 2018)

- Medication errors …injure approximately 1.3 million…annually in U.S. (WHO 2017)

- There are 440,000 deaths a year (JAMES 2013) and between 5 to 9 million seriously harmed (DISCH 2014) from preventable medical errors in hospitals.

THIS IS NOT ONLY ALTRUISM: HIGH SOCIAL IMPACT RELATES TO THE BUSINESS POTENTIAL.



ClearProtocol ®

- B2B Recurring Revenue – In a Stable Industry

- Efficient Use of Capital - Scalable SaaS

- Patent Protection

- Every caregiver in every hospital, clinic, and private practice is a potential user of the Clear Protocol system

INTELLECTUAL PROPERTY



ClearProtocol ®

- Two US Utility Patents 10,318,928 B1 (2019), and 11,341,460 B2 (2022)

- "Clear Protocol" trademarked, name usable in any industry

- Matching ".com" Domain, and social media "@ClearProtocol"

- Software copyrighted

- Trade secrets maintained

OUR PATENTS HAVE BEEN COMPLETED BY A NATIONALLLY RECOGNIZED LAW FIRM.



HOSPITALS, CLINICS AND PHYSICIAN OFFICES

COMBINED IT EXPENDITURES: APPROXIMATELY $205 BILLION.

Total Market

Target Market

$4.1 Trillion
Annual Revenue

U.S. Hospitals,
Clinics,
Physician Offices.

IT
Operating
Expense

5%

$205
Billion

Near term addressable market:
Personally contacting physicians' offices and clinics

PER BED - OR PER USER - SITE LICENSE SUBSCRIPTIONS

(SEPARATE CHARGES FOR CUSTOMIZATION,
INSTALLATION, AND TRAINING).

RECURRING REVENUE:



ClearProtocol ®

Financial Projections
Upcoming Milestones

Annual Revenue
$ Millions

125

100

75

50

25

2022   2023   2024   2025   2026   2027

Seed Capital Fundraise $ TBD

Late Seed Fundraise $ TBD

User Survey Beta Prototype

pilot use   sales

Hospital Sales

Private Practices & Outpatient Clinics

pilot use   begin full distribution

Revenue*

Founders & Advisors

WE ARE SYSTEM INTEGRATORS WHO KNOW MORE THAN JUST HARDWARE AND SOFTWARE.



- Our Team has Experience and Degrees in Medicine, Nursing, Business, and Project Management

- PhDs in Healthcare Informatics, Computer Science, and Engineering

- A passion for Assistive Technology and building businesses

- Authoring scientific research in assistive technology

WE HAVE THE RIGHT SKILLS AND KEY INSIGHTS TO ENSURE THAT CLEAR PROTOCOL IS AN EFFECTIVE TOOL FOR CLINICIANS AS WELL AS BUSINESS SUCCESS.

TEAM





Marie L. Kestone, RN., Co-founder

Having lost close friends, 19 and 34 years old, from routine hospital stays, and not to mention her years of experience as RN at Southern California hospitals, Marie was inspired to co-found a Health IT enterprise.

Ernest M. Kestone, CEO, Co-founder

When a friend's mother developed infections upon consecutive hospital visits, an idea was born to assist in verifying every clinical procedure using digital technology. A life career in a highly regulated, business environment provided Ernest with the technical know how.

TEAM ADVISORS

Click on photo to navigate to the LinkedIn profile.









Matthew Turk, PhD. President,
Toyota Technological Institute at Chicago.

PhD Media Arts & Sciences, MIT Media Lab.
MS, Electrical Engineering/Robotics, Carnegie Mellon.
BS Electrical Engineering, Virginia Tech.

Founding member of Microsoft's Vision Technology Group. IEEE Fellow. IAPR Fellow.

Founder of Caugnate,
an Assistive Technology startup.

Dimitrios Zikos, PhD
Assistant Professor,
Health Administration Program,
College of Health Professions,
Central Michigan University

PhD Health Informatics, National University at Athens, Greece
RN, Nursing, National University at Athens, Greece

Research and teaching experience in Health Informatics, focusing on Health Information Systems, databases and data analysis in healthcare, and Assistive Technologies.

TEAM ADVISORS







**Steven Werber, PhD,
Lecturer, UCLA Anderson School of
Management**

PhD., Psychology, Hofstra University

Dr. Werber teaches graduate students at UCLA on how to communicate effectively and persuasively

**Jonathan Jassey, DO
Pediatrician at
Bellmore Merrick Medical
Long Island, New York**

Doctor of Osteopathy,
New York Institute of Technology College
of Osteopathic Medicine

Affiliated with Northwell Health Long Island Jewish Medical Center, and South Nassau Communities Hospital.







**Otto Steinbusch, JD
Intellectual Property Attorney,
Esplin & Associates, PC, Carlsbad, CA**

J.D., Doctor of Law, University of San Diego School of Law

MSEE, Electrical Engineering, University of Technology in the Netherlands

IP planning and patent portfolio management

**Seanna Thompson, MD,
MBA, MS, FACOG, Dipl. of ABOM,
Medical Director, MSO at
Mount Sinai Hospital, South Nassau, NY**

MBA, Cornell Johnson Graduate School of Management

Masters, Healthcare Leadership, Weil Cornell Graduate School

Doctor of Medicine,
University of Illinois at Chicago
BA Biology, Cornell University

Executive Physician Leader, clinical and senior leadership experience.





TEAM ADVISORS

Edward P. Hoffer, MD, FACP, FACC, FACMI
Associate Professor of Medicine, Harvard;
Senior Scientist at
Massachusetts General Hospital.

Physician Investigator (NonCI), Laboratory of Computer Science, Mass. General Research Institute.

MD, Harvard Medical School

SB, Economics, Politics and Science, Massachusetts Institute of Technology





Co-developer of DXplain, a medical diagnostic decision support system.

Board member of the Society to Improve Diagnosis in Medicine.

Dr. Hoffer's background is in clinical practice and medical informatics.

Richard Bruckner, MD
Regional Medical Director,
PM Pediatrics, Long Island, NY;
Pediatric Emergency Attending,
Stony Brook University

Board certified in Pediatrics and Pediatric Emergency Medicine.

MD, State University of New York, Upstate Medical University.

B.S. Cornell University.

Previously, Dr. Bruckner was an attending physician in the Pediatric Emergency Department at Weill Cornell Medical Center, Stony Brook Children's Hospital, and Huntington Hospital. He completed his fellowship in Pediatric Emergency Medicine at Cohen Children's Medical Center and a Pediatric residency at New York Presbyterian.



Ernest M. Kestone
CEO, Co-founder



ClearProtocol®

www.clearprotocol.com

(626) 888-2378 voice/text
ernest@clearprotocol.com



linkedin.com/in/clearprotocol/

WE ARE ACTIVELY LOOKING TO COLLABORATE WITH ACCREDITED INVESTORS. THANK YOU!

Appendix
Index



Clear Protocol®

AI Software - Eliminates typing - Saves doctors and clinicians hours a day

Executive Summary

AI-driven tool for clinicians, saves doctors hours a day - Healthcare IT - Software-as-a-Service.

The major problems of healthcare can be traced to the use of computing devices, which create an information bottleneck at the point of care. For a doctor at work, personal computers, iPads®, or smart phones, are impractical due to potential hand contamination, the inconvenience of being out of reach, out of view, interruption, and distraction. Clinicians should be able to contemporaneously validate clinical procedures, without having to manipulate a computing device.

Clear Protocol® was specially designed to validate clinical procedures, hands-free, in a practical way. A solution such as Clear Protocol® "…can significantly impact improvements in quality, safety, efficiency, and effectiveness of health care." Office of the National Coordinator for Health Information Technology (ONC) (ONC, 2022)

Business Opportunity. Benefits:

- **B2B Recurring Revenue – In a Stable Industry**

- **Efficient Use of Capital - Scalable Software-as-a-Service**

- **Large national market: Every caregiver in every hospital, clinic, and private practice is a potential user of the Clear Protocol system**

- **Promotes patient safety.**

- **Reduces malpractice liability.**

- **Patent Protected. Additional patents pending.**

- **Distinguished advisory board with Influential professionals in all related disciplines.**

Use of funds: Final prototype development, carry out formal product survey(s) with doctors, video production, website.

REFERENCES

CAMPBELL 2016.
The Clinical Decision Support (CDS) Five Rights model states that we can achieve CDS-supported improvements in desired healthcare outcomes if we communicate:

1) The right information: evidence-based, suitable to guide action, pertinent to the circumstance.
2) To the right person: considering all members of the care team, including clinicians, patients, and their caretakers.
3) In the right CDS intervention format: such as an alert, order set, or reference information to answer a clinical question.
4) Through the right channel: for example, a clinical information system (CIS) such as an electronic medical record (EMR), personal health record (PHR), or a more general channel such as the Internet or a mobile device.
5) At the right time in workflow: for example, at time of decision/action/need.

Source: Campbell, Robert James. "The Five Rights of Clinical Decision Support: CDS Tools Helpful for Meeting Meaningful Use" Journal of The American Health Information Management Association (AHIMA) 84, no.10 (October 2013): 42-47 (web version updated February 2016). https://library.ahima.org/doc?oid=300027 Accessed April 11th, 2022

CDC 2022. Centers for Disease Control and Prevention, *Implementing Clinical Decision Support Systems, see the first sentence of the second paragraph,* “The evidence base demonstrating the effectiveness of CDSS [Clinical Decision Support Systems] is very strong.” The statement was made in reference to Clinical Decision Support (CDS), the area of Healthcare IT for Clear Protocol®. www.cdc.gov/dhdsp/pubs/guides/best-practices/clinical-decision-support.htm Accessed April 11th, 2022.

JAMES 2013. *A New, Evidence-based Estimate of Patient Harms Associated with Hospital Care*, James, John T. PhD (2013 September) Journal of Patient Safety:*9*(3) 122–128 https://pubmed.ncbi.nlm.nih.gov/23860193/ Accessed April 11th, 2022.

KEMPKER 2018. Kempker JA, Wang HE, Martin GS. *Sepsis is a preventable public health problem*. “…Today, the focus is on the effective implementation of systems-based processes to reduce sepsis Mortality…” Crit Care. 2018;22(1):116. Published 2018 May 6. doi:10.1186/s13054-018-2048-3 https://pubmed.ncbi.nlm.nih.gov/29729670/ Accessed April 11th, 2022.

DISCH 2014. Disch, Joanne, Ph.D., RN, FAAN, Professor ad Honorem, University of Minnesota School of Nursing. Statement at US Senate Hearing 113-787 *More Than 1,000 Preventable Deaths a Day Is Too Many: The Need to Improve Patient Safety* Subcommittee on Primary Health and Aging. July 17, 2014. https://www.help.senate.gov/hearings/more-than-1-000-preventable-deaths-a-day-is-too-many-the-need-to-improve-patient-safety Accessed April 11th, 2022.

WHO, 2022. World Health Organization. *WHO Launches Global Effort to Halve Medication-Related Errors in 5 Years* “Medication errors …injure approximately 1.3 million… annually in U.S.” (hospitals and other settings). https://www.who.int/news-room/detail/29-03-2017-who-launches-global-effort-to-halve-medication-related-errors-in-5-years Published March 29th, 2017. Accessed April 11th, 2022.

ONC, 2022. Office of the National Coordinator for Healthcare IT. The statement was made in reference to Clinical Decision Support (CDS), the area of Healthcare IT for Clear Protocol®. See the first sentence of the 2nd paragraph, entitled “Clinical Decision Support Promotes Patient Safety”. https://www.healthit.gov/topic/safety/clinical-decision-support Accessed April 11th, 2022

ZDOGGMD, 2015/2022. *EHR State of Mind | A Rap Parody About Electronic Medical Records* [Video] Scene at 0 min., 43 sec. https://youtu.be/xB_tSFJsjsw Accessed April 11th, 2022.

SILICON PRAIRIE PORTAL LISTING AGREEMENT

This Portal Agreement (the "Agreement"), is made and entered into on November 15th, 2022 (the "Effective Date"), by and between Silicon Prairie Online LLC ("SPO" or "Vendor") and Clear Protocol, Inc. ("Customer"). Each party to this Agreement may be referred to individually as a "Party" and collectively as the "Parties."

RECITALS

WHEREAS, SPO provides an internet based investment software platform ("Portal") which Customer will access under authorization from Vendor; and

WHEREAS, the Parties desire that SPO make such platform and related services available to Customer under the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1 Definitions

As used in this Agreement, the following terms shall have the following meaning:

a. "**Content**" means the visual information, documents, software, products, and services contained or made available to Customer in the course of using the Service (as defined hereinafter).

b. "**Customer User Account**" means the account maintained by Customer's users which includes any related login credentials and certain Customer Data provided or submitted by Customer's users in the course of using the Service.

c. "**Customer Data**" means any data, information, or material provided or submitted by Customer or by third-party users in the course of using the Service.

d. "**Intellectual Property Rights**" means any unpatented inventions, patent applications, patents, design rights, copyrights, trademarks, service marks, trade names, domain name rights, mask work rights, know-how and other trade secret rights, and all other intellectual property rights, derivatives thereof, and forms of protection of a similar nature anywhere in the world.

e. "**SPO Technology**" means all of SPO's proprietary technology (including software, hardware, products, processes, algorithms, user interfaces, know-how, techniques, designs, and other tangible or intangible technical material or information) made available to Customer by SPO in providing the Service.

f. "**Service(s)**" means SPO's investment platform (the "Software Platform"), developed, operated, hosted, and maintained by SPO, or ancillary online or offline products and services provided to Customer by SPO, to which Customer is being granted access under this Agreement, including the SPO Technology and the Content. The Services are further described in the documentation set forth in Appendix B.

g. "**User(s)**" means Customer employees, representatives, consultants, contractors, agents, or prospective investors who are authorized to use the Service and have been supplied user identifications and passwords by Customer (or by SPO at Customer's request).

2   Provision of Services

a. Subject to the terms and conditions set forth in this Agreement (including any appendices), during the term of this Agreement, SPO agrees to provide the Services and provide authorization to Customer and its Users with access and rights to use the Services subject to the fees set forth on Appendix A, attached hereto.

b. Appendix A may be modified by the mutual written consent of the parties, in a form expressly amending such Appendices, to expand, limit or otherwise modify the scope the Services provided hereunder.

c. SPO will not provide any front-end web hosting services on the Customer's website, but shall provide installation, maintenance, support, and other related hosting services to Customer as part of the Services and to be hosted on a subdomain of the Customer's website.

d. Neither the execution of this Agreement nor anything in it shall obligate SPO to furnish any services beyond those described within this Agreement.

3   Access to Software Platform and Restrictions

a. SPO hereby authorizes Customer to access and use the Service, solely for Customer's own business purposes, subject to the terms and conditions of this Agreement. All rights not expressly granted to Customer are reserved by SPO.

b. Customer may not access the Service for purposes of obtaining competitive advantages, including, but not limited to, monitoring its availability, performance or functionality, or for any other benchmarking or competitive purposes.

4   Customer Responsibilities

a. Customer is responsible for all activity occurring under Customer's User Accounts and shall abide by all applicable local, state, national, and foreign, laws, treaties and regulations in connection with Customer's use of the Service, including those related to data security and privacy, international communications, and the transmission of technical or personal data.

b. Customer shall: (i) notify SPO immediately of any unauthorized use of any password or account or any other known or suspected breach of security; (ii) report to SPO immediately and use reasonable efforts to stop immediately any copying or distribution of Content that is known or suspected by Customer or Customer Users; and (iii) not impersonate another SPO user or provide false identity information to gain access to or use the Service.

c. Customer shall not (i) license, sublicense, sell, resell, transfer, assign, distribute, or otherwise commercially exploit or make available to any third party the Service or the Content in any way; (ii) modify or make derivative works based upon the Service or the Content; (iii) "frame" or "mirror" any Content on any other server or wireless or Internet-based device; or (iv) reverse engineer or access the Service in order to (a) build a competitive product or service, (b) build a product using similar ideas, features, functions or graphics of the Service, or (c) copy any ideas, features, functions or graphics of the Service.

d. Customer shall not: (i) send spam or otherwise duplicative or unsolicited messages in violation of applicable laws; (ii) send or store infringing, obscene, threatening, libelous, or otherwise unlawful or tortuous material, including material harmful to children or violative of third party privacy rights; (iii) send or store material containing software viruses, worms, Trojan horses, or other harmful computer code, files, scripts, agents, or programs; (iv) interfere with or disrupt the integrity or performance of the Service or the data contained therein; or (v) attempt to gain unauthorized access to the Service or its related systems or networks.

e. In connection with Customer's use of the Services on Customer's own front-end website, Customer's front-end materials, web pages, media, and graphics used in connection with the Services shall prominently indicate that Vendor is providing the back-end Services by using the phrasing "POWERED BY SILICON PRAIRIE ONLINE" alongside the SPO logo, in a manner to be approved by Vendor prior to Customer's use of the Services with any third parties.

5   Account Information and Customer Data

a. Customer, not SPO, shall have sole responsibility for the accuracy, quality, integrity, legality, reliability, appropriateness, and intellectual property ownership or right to use of all Customer Data, and SPO shall not be responsible or liable for the deletion, correction, corruption, destruction, damage, loss or failure to store any Customer Data. In the event this Agreement is terminated (other than by reason of Customer's breach), SPO will make available to Customer a file of the Customer Data within thirty (30) days of termination if Customer so requests at the time of termination.

b. SPO reserves the right to withhold, remove, and/or discard Customer Data without notice for any breach, including, without limitation, Customer's non-payment. Upon termination for cause, Customer's right to access or use Customer Data immediately ceases, and SPO shall have no obligation to maintain or forward any Customer Data.

6   Intellectual Property Ownership

a. SPO (and its affiliated entities, where applicable) shall retain all right, title, and interest, including all related Intellectual Property Rights, in and to the SPO Technology, the Content and the Service and any suggestions, ideas, enhancement requests, feedback, recommendations, or other information provided by Customer or any other party relating to the Service.

b. Customer shall retain all right, title, and interest, including Intellectual Property Rights to their products and services including brand name, logo, and product names, and services names.

c. This Agreement is not a sale or license and does not convey to Customer any rights of ownership in or related to the Service, the SPO Technology or the Intellectual Property Rights owned by SPO. SPO's name, SPO's logo, and the product names associated with the Service are trademarks of SPO or third parties, and no right or license is granted to use them.

7   Third Party Goods and Services

a. Customer may enter into correspondence with, and utilize the services from, third party service providers whose services are embedded into, or linked from, our Service offering. Any such activity, and any terms, conditions, warranties, or representations associated with such activity, is solely between Customer and the applicable third party. SPO shall have no liability, obligation, or responsibility for any such correspondence, purchase, or utilization between Customer and any such third party. SPO does not endorse any sites on the Internet that are linked through the Service. In no event shall SPO be responsible for any content, products, or other materials on or available from such sites.

b. Customer acknowledges that certain third party providers of ancillary software, hardware, or services may require Customer's agreement to additional or different license or other terms prior to Customer's use of or access to such software, hardware or services.

8   Term and Termination

a. This Agreement is effective as of the Effective Date and will remain in effect until terminated by SPO or Customer within 30 days' notice.

b. SPO may terminate Customer's access to all or any part of the Services at any time, with or without cause, with or without notice, with immediate effect.

c. Customer may terminate this agreement at any time, with or without cause, with notice upon filing an amended regulatory form designating another intermediary, with immediate effect.

d. Any breach of Customer's payment obligations or unauthorized use of the SPO Technology or Service including but not limited to violations of NACHA ACH rules will be deemed a material breach of this Agreement. SPO, in its sole discretion, may terminate Customer's password, account or use of the Service if Customer breaches or otherwise fails to comply with this Agreement.

9 Payment of Fees

a. Customer shall make payment to SPO for the Services at the rates and terms agreed to in Appendix A of this Agreement.

b. All payment obligations are non-cancelable and all amounts paid are nonrefundable. Customer shall provide SPO with valid credit card, cash, check, crypto-currency or other approved payment information as a condition to signing up for the Service.

c. SPO will issue an invoice to Customer as set forth in Appendix A. SPO's fees are exclusive of all taxes, levies, or duties imposed by taxing authorities, and Customer shall be responsible for payment of all such taxes, levies, or duties, excluding only U.S. (federal or state) taxes based solely on SPO's income.

d. Customer agrees to provide SPO with complete and accurate billing and contact information. This information includes Customer's legal company name, street address, email address, and name and telephone number of an authorized billing contact. Customer agrees to update this information within thirty (30) days of any change to it. If the contact information Customer has provided is false or fraudulent, SPO reserves the right to terminate or suspend Customer's access to the Service in addition to any other legal remedies.

e. If Customer believes its invoice is incorrect, Customer must contact SPO in writing within sixty (60) days of the invoice date of the invoice containing the amount in question to be eligible to receive an adjustment or credit.

10 Nonpayment and Suspension

a. In addition to any other rights granted to SPO herein, SPO reserves the right to suspend or terminate this Agreement and Customer's access to the Service if Customer fails to timely pay Vendor as set forth in this Agreement. Customer will continue to be charged during any period of suspension. If Customer or SPO terminates this Agreement, Customer will be obligated to pay all remaining amounts owed to SPO in accordance with Sections 8 and 9 above.

b. SPO reserves the right to impose additional fees in the event Customer is suspended and thereafter requests reinstated access to the Service.

11 Representations and Warranties, Indemnification, and Disclaimers

a. Each party represents and warrants that it has the legal power and authority to enter into this Agreement. SPO represents and warrants that it will provide the Service in a manner consistent with general industry standards reasonably applicable to the provision thereof and that the Service will perform substantially in accordance with Appendix B under normal use and circumstances.

b. Customer represents and warrants that Customer has not falsely identified Customer nor provided any false information to gain access to the Service and that Customer's billing information is correct.

c. Customer shall indemnify, defend, and hold SPO and its parent organizations, subsidiaries, affiliates, officers, governors, employees, attorneys, and agents harmless from and against any and all claims, costs, damages, losses, liabilities, and expenses (including attorneys' fees and costs) arising out of or in connection with: (i) a claim alleging that use of the Customer Data infringes the rights of, or has caused harm to, a third party; (ii) a claim, which if true, would constitute a violation by Customer of Customer's representations and warranties; or (iii) a claim arising from the breach by Customer or Customer Users of this Agreement, provided in any such case that SPO (a) gives written notice of the claim promptly to Customer; (b) gives Customer sole control of the defense and settlement of the claim (provided that Customer may not settle or defend any claim unless Customer unconditionally releases SPO of all liability and such settlement does not affect SPO's business or Service); (c) provides to Customer all available information and assistance; and (d) has not compromised or settled such claim.

d. SPO shall indemnify, defend, and hold Customer and Customer's parent organizations, subsidiaries, affiliates, officers, directors, governors, managers, employees, attorneys, and agents harmless from and against any and all claims, costs, damages, losses, liabilities, and expenses (including attorneys' fees and costs) arising out of or in connection with: (i) a claim alleging that the Service directly infringes a copyright, patent issued as of the Effective Date, or a trademark of a third party; (ii) a claim, which if true, would constitute a violation by SPO of its representations or warranties; or (iii) a claim arising from breach of this Agreement by SPO; provided that Customer (a) promptly gives written notice of the claim to SPO; (b) gives SPO sole control of the defense and settlement of the claim (provided that SPO may not settle or defend any claim unless it unconditionally releases Customer of all liability); (c) provides to SPO all available information and assistance; and (d) has not compromised or settled such claim. SPO shall have no indemnification obligation, and Customer shall indemnify SPO pursuant to this Agreement, for claims arising from any infringement arising from the combination of the Service with any of Customer products, service, hardware or business process(s).

e. SPO MAKES NO OTHER REPRESENTATION, WARRANTY, OR GUARANTY AS TO THE RELIABILITY, TIMELINESS, QUALITY, SUITABILITY, TRUTH, AVAILABILITY, ACCURACY, OR COMPLETENESS OF THE SERVICE OR ANY CONTENT. SPO DOES NOT REPRESENT OR WARRANT THAT (A) THE USE OF THE SERVICE WILL BE SECURE, TIMELY, UNINTERRUPTED, OR ERROR-FREE OR OPERATE IN COMBINATION WITH ANY OTHER HARDWARE, SOFTWARE, SYSTEM, OR DATA; (B) THE SERVICE WILL MEET CUSTOMER'S REQUIREMENTS OR EXPECTATIONS; (C) ANY STORED DATA WILL BE ACCURATE OR RELIABLE; (D) THE QUALITY OF ANY PRODUCTS, SERVICES, INFORMATION, OR OTHER MATERIAL PURCHASED OR OBTAINED BY CUSTOMER THROUGH THE SERVICE WILL MEET CUSTOMER'S REQUIREMENTS OR EXPECTATIONS; (E) ERRORS OR DEFECTS WILL BE CORRECTED; OR (F) THE SERVICE OR THE SERVER(S) THAT MAKE THE SERVICE AVAILABLE ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. THE SERVICE AND ALL CONTENT IS PROVIDED TO CUSTOMER STRICTLY ON AN "AS IS" BASIS. ALL CONDITIONS, REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT OF THIRD PARTY RIGHTS, ARE HEREBY DISCLAIMED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW BY SPO.

f. SPO'S SERVICES MAY BE SUBJECT TO LIMITATIONS, DELAYS, AND OTHER PROBLEMS INHERENT IN THE USE OF THE INTERNET AND ELECTRONIC COMMUNICATIONS. SPO IS NOT RESPONSIBLE FOR ANY DELAYS, DELIVERY FAILURES, OR OTHER DAMAGE RESULTING FROM SUCH PROBLEMS.

12   Limitation of Liability

a. IN NO EVENT SHALL EITHER PARTY'S AGGREGATE LIABILITY EXCEED THE AMOUNTS ACTUALLY PAID BY AND/OR DUE FROM CUSTOMER IN THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING THE EVENT GIVING RISE TO SUCH CLAIM. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO ANYONE FOR ANY INDIRECT, PUNITIVE, SPECIAL, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL, OR OTHER DAMAGES OF ANY TYPE OR KIND (INCLUDING LOSS OF DATA, REVENUE, PROFITS, USE, OR OTHER ECONOMIC ADVANTAGE) ARISING OUT OF, OR IN ANY WAY CONNECTED WITH THIS SERVICE, INCLUDING BUT NOT LIMITED TO THE USE OR INABILITY TO USE THE SERVICE, OR FOR ANY CONTENT OBTAINED FROM OR THROUGH THE SERVICE, ANY INTERRUPTION, INACCURACY, ERROR, OR OMISSION, REGARDLESS OF CAUSE IN THE CONTENT, EVEN IF THE PARTY FROM WHICH DAMAGES ARE BEING SOUGHT HAS BEEN PREVIOUSLY ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

b. Certain states and/or jurisdictions do not allow the exclusion of implied warranties or limitation of liability for incidental, consequential, or certain other types of damages, so the exclusions set forth above may not apply to Customer.

13   Local Laws and Export Control; Securities Compliance

SPO makes no representation that the Service is appropriate or available for use in other locations outside of the United States. Customer is solely responsible for compliance with all applicable laws, including all securities state and federal securities laws, and without limitation export and import regulations of other countries.

14 Notice

SPO may give notice by means of a general notice on the Service, email to Customer address on record in SPO's account information, or by written communication sent by first class mail or pre-paid post to Customer address on record in SPO's account information. Such notice shall be deemed to have been given upon the expiration of 48 hours after mailing or posting (if sent by first class mail or pre-paid post) or 12 hours after sending (if sent by email). Customer may give notice to SPO (such notice shall be deemed given when received by SPO) at any time by any of the following: letter delivered by nationally recognized overnight delivery service or first class postage prepaid mail to SPO at the following address:

Silicon Prairie Portal & Exchange LLC
Attn: David V Duccini
475 Cleveland Ave Suite 315
St. Paul, MN 55104

15 Modification to Terms

SPO reserves the right to modify the terms and conditions of this Agreement or its policies relating to the Service at any time, effective upon the posting of an updated version of this Agreement on the Service. Customer is responsible for regularly reviewing this Agreement. Continued use of the Service following a period of thirty (30) days after any such changes shall constitute Customer's consent to such changes.

16 Assignment; Change in Control

This Agreement may not be assigned by Customer without the prior written approval of SPO, which shall not be unreasonably withheld, but may be assigned without Customer's consent by SPO to (i) a parent or subsidiary, (ii) an acquirer of assets, or (iii) a successor by merger. Any purported assignment in violation of this section shall be void. Any actual or proposed change in control of Customer that results or would result in a direct competitor of SPO directly or indirectly owning or controlling 50 percent or more of Customer shall entitle SPO to terminate this Agreement for cause immediately upon written notice.

17 General

1. This Agreement shall be governed by Minnesota law and controlling U.S. federal law, without regard to the choice or conflicts of law provisions of any jurisdiction, and any disputes, actions, claims, or causes of action arising out of or in connection with this Agreement or the Service shall be subject to the exclusive jurisdiction of the state and federal courts located in Hennepin County, State of Minnesota.

2. No text or information set forth on any other purchase order, preprinted form, or document shall add to or vary the terms and conditions of this Agreement. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then such provision(s) shall be construed, as nearly as possible, to reflect the intentions of the invalid or unenforceable provision(s), with all other provisions remaining in full force and effect. No joint venture, partnership, employment, or agency relationship exists between Customer and SPO as a result of this agreement or use of the Service. The failure of SPO to enforce any right or provision in this Agreement shall not constitute a waiver of such right or provision unless acknowledged and agreed to by SPO in writing. This Agreement comprises the entire agreement between Customer and SPO and supersedes all prior or contemporaneous negotiations, discussions or agreements, whether written or oral, between the parties regarding the subject matter contained herein.

IN WITNESS WHEREOF, the parties have executed this Portal Agreement as of the Effective Date.

SILICON PRAIRIE ONLINE ("SPO"):

BY: /s/ David V Duccini

Name: David V Duccini
Title: Founder and CEO

CUSTOMER: Clear Protocol, Inc.

By: *Ernest M. Kestone*

Name: Ernest M Kestone
Title: CEO and Founder

APPENDIX A
Schedule of Fees

Customer use of portal:
Onboarding Setup: N/A
Commission on funds raised: 5 % Cash

Includes Bank Escrow Account per Appendix C ("FBO Account Authorization Letter'), Unlimited ACH Disbursements, First Years Investor Tax Documents (K1's or 1099s)

Commission will be paid out concurrently with all disbursements once campaign has reached its stated minimum target and as investors execute subscription agreements.

APPENDIX B
Description / Documentation of Services Included and Excluded

Services Included

Investment Portal Hosting Package, Investor Residency Verification, Investment Tracking, and all other services as may be necessary.

A 1% processing fee may be charged by the Portal when facilitating repayments to investors.

Services Excluded

Professional service providers you employ, such as a securities attorney, financial accountant, marketing agency, or filing services.

A securities attorney is required to review and file your offering documents. Referrals can be made upon request.

Your financials may require a review or audit by a qualified account.

The portal does not solicit investment on behalf of any company on the portal or make any recommendations about the offerings listed therein.

If rewards or perks are being offered in the campaign, the issuer is responsible for facilitating those obligations and communicating with their investors regarding the status, delivery and any redemption requirements directly.

APPENDIX C
FBO Account Authorization Letter

Clear Protocol, Inc. ("Customer") hereby Authorizes Silicon Prairie Portal & Exchange LLC. ("SPPX") to initiate the creation of a bank account (the "FBO Account") for the benefit of Customer at BankVista ("Bank"), pursuant to that certain Third Party Sender ACH Agreement between SPPX and Bank, and Authorizes SPO to originate entries on behalf of the Customer to the Receiver's account; specifically amounts contributed from investors to Customer to be held in escrow for the benefit of Customer. This authorization shall remain in full force and effect until SPPX has received written notification from Customer of its termination in such time and in such manner as to afford SPPX a reasonable opportunity to act on such notification.

ASSIGNMENT: Customer hereby assigns to SPPX its rights and management of the FBO Account during the term of the engagement, which is defined as commencing from the effective date of the Offering with the Securities Exchange Commission ("SEC") via FORM-C and concluding at the final close of its Offering. Customer expressly authorizes SPPX to add its name to such agreement as an FBO. SPPX will be granted access to the escrow account for the sole purpose of monitoring deposits and reconciling them with investment commitments made on the funding portal.

AMENDMENTS: This portal agreement supersedes the BankVista Escrow agreement signed by Customer, namely Sections 4 & 5.

DISBURSEMENT: Customer understands that no funds can be disbursed at the sole direction of SPPX via the Escrow Agent until all conditions have been satisfied:

1 The Customer raises its stated minimum amount as documented in its offering documents and at least 21 days have elapsed since offering was published on the SPPX funding portal, and

2 The Customer has accepted signed subscription agreements, including via e-signature, from each of its investors.

SPPX will aid in the collection of signed subscription agreements and verify receipt prior to the disbursements of any funds from the escrow account. Signed subscription agreements can be obtained through the portal using e-signatures. Customer will be responsible for placing a digital signature on file with SPPX to be used for the sole and express purpose of countersigning subscription agreements on Customer's behalf.

Customer understands that all funds disbursed will be subject to transfer via an approved payment method, including but not limited to ACH, bank draft or wire transfer and will be subject to any fees required per method, to be deducted from funds held in escrow.

RESCIND: Customer understands that investors have the right to rescind their investment pledges up to 48 hours prior to the close of the offering and receive a full refund of all funds without fee. SPPX will direct Escrow Agent to return funds.

RETURNS: Customer understands that SPPX will direct the Escrow Agent to return funds to investors when:

1 Investment commitments are cancelled per qualifying events under regulation crowdfunding

2 Customer does not complete offering

CHARGEBACKS: Customer understands that investors who fund their escrow pledges via ACH can refute such transactions ("CHARGEBACK") for up to 60 days. In the event an investor initiates an ACH chargeback, Customer understands funds in the equivalent amount may be held back until the matter is cured at Customer's expense.

RELEASE. Customer hereby further agrees to release, indemnify and hold harmless SPPX as administrator of the FBO Account from any claim or demand arising out of the administration of the FBO Account.

COMPLIANCE AND RECORD-KEEPING

Customer agrees:

   (i) To be bound by the Rules of the National Automated Clearing House Association ("Rules");

  (ii) To assume the obligations and make the representation and warranties of an "Originator," a "Third Party Service Provider" and/or a "Third Party Sender," as the case may be and as such terms are defined under the Rules;

 (iii) To restrict the ACH transactions to Prearranged Debit or Credit (PPD) and / or Cash Concentration and Disbursement Debit or Credit (CCD) entries;

 (iv) To receive and maintain proper authorization from the "Receiver" for each "Entry" initiated on behalf of the Customer, as such terms are defined under the Rules;

  (v) To be exposed to a limit and be subject to procedures for Third Party Sender to review and adjust the exposure limit periodically;

 (vi) To allow Third Party Sender to conduct regular audits of the Customer;

(vii) To not originate entries that are not in compliance with the laws of the United States.

NOTATIONS MADE ON PAGES 1, 9, AND 13 BY EK 4-21-21

SUBSCRIPTION ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of date.today (this "Agreement"), is entered into by and between Clear Protocol, Inc., a California[1] corporation (the "Company") and Sunrise Banks, National Association as Escrow Agent hereunder ("Escrow Agent").

RECITALS

Convertible Notes

A. The Company is offering a minimum of $50,000 (the "Minimum Amount") of ~~Simple Agreement for Future Equity ("SAFEs")~~ ("Securities") and a maximum (the "Maximum Amount") of $250,000 to subscribers (the "Subscriber(s)") at a minimum purchase price of ~~$1.00~~ $1,000.00 (the "Offering");

B. The Offering is intended to be exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 3(a)(11) and Rule 147 promulgated thereunder and by virtue of the MNvest registration exemption, Section 80A.461 of the Minnesota Statutes (collectively, the "Offering Exemptions"); and

C. In compliance with the requirements of the Offering Exemptions, the Company has engaged as a portal operator (the "Portal Operator") in connection with the Offering to provide an Internet website meeting the requirements of the Offering Exemptions (the "Portal") and the Company is providing for the escrow of subscription payments (the "Subscription Payments") received through the Portal in an escrow account (the "Escrow Account") until certain conditions have been met and the Company and Escrow Agent desire to enter into an agreement with respect thereto.

NOW THEREFORE, in consideration of the premises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their respective successors and assigns, hereby agree as follows:

Definitions.

The following terms shall have the following meanings when used herein:

"Escrow Funds" shall mean the funds deposited in escrow with Escrow Agent pursuant to this Agreement.

"Final Escrow Closing Date" shall mean no earlier than April 30th, 2022, unless prior to such date, the Company provides written notice to Escrow Agent of the extension of the Final Escrow Closing Date in accordance with the Offering Documents and applicable federal and state laws to a date no later than April 30th, 2022[2], in which case the Final Escrow Closing Date shall mean the extended date established by such extension. In the case of each such extension, the Company shall provide Escrow Agent with a written certification of the duly approved extended Final Escrow Closing Date that is signed on behalf of the Company by a duly authorized person so designated on Exhibit B hereto.

"Notice of Escrow Closing" shall mean a written certification in the form of Exhibit C hereto that is signed on behalf of the Company by a duly authorized person so designated on Exhibit B hereto, stating that the following conditions to closing on the Escrow Funds have been satisfied on or before the Final Escrow Closing Date:

(i) the Company shall have received and accepted subscriptions for the Minimum Number of Securities in the Offering; and

(ii) the Company is not subject to any stop order or other legal order prohibiting the Offering or the acceptance of the Subscription Payments.

"Notice of Failure of Escrow Closing" shall mean a written certification in the form of Exhibit D attached hereto that is signed on behalf of the Company by a duly authorized person so designated on Exhibit B hereto, stating that:

(i) the conditions to closing on the Subscription Payments being held in escrow have not been satisfied on or before the Final Escrow Closing Date;

---

[1] Issuer must be organized under the laws of the state of Minnesota.

[2] Under MN Stat 80A.461, subd. 4(2).

(ii) there has not been and will not be an escrow closing on the Subscription Payments; and

(iii) directing Escrow Agent to return all Subscription Payments being held in the Escrow Account to the Subscribers.

"Offering Documents" shall mean the offering documents that have or will be provided to the Subscribers by the Company or the Portal Operator as required by the Offering Exemptions.

"Subscription Accounting" shall mean an accounting in spreadsheet format, prepared by the Company, indicating as of a particular date: (1) the unique identification number assigned to a Subscriber as part of the process of registration with the Portal, (2) the amount of the Subscription Payment(s) for the subscribed Securities, (3) the method of payment and date of deposit into the Escrow Account of the Subscription Payment relating thereto, including ACH information, and notations of any ACH return claims, (4) any withdrawal of any such subscription and by the Subscriber (if permitted), and (5) any rejection, cancellation or termination of any such subscription.

Appointment of and Acceptance by Escrow Agent; Effectiveness of Agreement.

The Company hereby appoints Escrow Agent to serve as escrow agent hereunder, and Escrow Agent hereby accepts such appointment and agrees to act as Escrow Agent in accordance with the terms of this Agreement. Notwithstanding the earlier execution and delivery of this Agreement or anything in this Agreement to the contrary, this Agreement shall only become effective and binding on the parties as of the date that (a) the Company pays the fees of Escrow Agent under Section 11 hereunder; and (b) the effective period of the Offering shall have begun under the Offering Exemption and the Company shall have confirmed in writing the first day of such effective period to Escrow Agent.

Deposits into Escrow.

a. The Offering shall be conducted exclusively through the Portal. The Company shall at all times comply with the requirements of the Offering Exemptions in the conduct of the Offering, including the offer and sale of Securities, the provision of the Offering Documents to Subscribers, the collection of Subscription Payments, and the timing, form and content of instructions to Escrow Agent hereunder. The Company, and not Escrow Agent, shall be responsible for determining whether the Company has received subscriptions for the Minimum Number of Securities in the Offering, whether the aggregate amount of Securities purchased by a Subscriber will cause such Subscriber to exceed the investment limits of the Offering Exemptions, the residency or any other qualification of any Subscriber, and all other matters relating to the conduct of the Offering in compliance with the Offering Exemptions.

b. The Company shall direct and shall ensure that the Portal shall direct all Subscribers to deliver all Subscription Payments directly to Escrow Agent for deposit into the Escrow Account. From time to time and upon request by Escrow Agent, the Company shall provide a Subscription Accounting to Escrow Agent.

Unless otherwise agreed to by Escrow Agent, in no event shall any Subscriber be permitted to make any Subscription Payment by credit card payment and Escrow Agent shall only accept ACH credits or such other forms of electronic payment as may be permitted by Escrow Agent in its sole discretion.

Subscription Payments shall be delivered to the Escrow Account in accordance with the instructions provided by Escrow Agent on or about the date of this Agreement. The Company shall ensure that the Portal functionality includes the ACH payment processing solution designated by Escrow Agent.

ALL FUNDS SO DEPOSITED SHALL REMAIN THE PROPERTY OF THE SUBSCRIBERS ACCORDING TO THEIR RESPECTIVE INTERESTS AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY ESCROW AGENT OR BY JUDGMENT OR CREDITOR'S CLAIMS AGAINST THE COMPANY OR THE PLATFORM OPERATOR UNTIL RELEASED TO THE COMPANY IN ACCORDANCE WITH SECTION 4 HEREOF. IN NO EVENT SHALL ANY OF THE ESCROW FUNDS BE COMMINGLED WITH DEPOSIT ACCOUNTS OF ESCROW AGENT OR OTHERWISE TREATED AS A DEPOSIT ACCOUNT OF ESCROW AGENT OR REFLECTED ON THE FINANCIAL STATEMENTS OF ESCROW AGENT.

c. Notwithstanding anything to the contrary contained in this Agreement, the Company understands and agrees that all Subscription Payments received by Escrow Agent hereunder are subject to collection requirements of presentment and final payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. Upon receipt, Escrow Agent shall process each Subscription Payment it receives for collection, and the proceeds thereof shall be held as part of the Escrow Funds and disbursed in accordance with Sections 4 and 5 hereof. If, upon presentment for payment, any Subscription Payment is dishonored, Escrow Agent shall notify the Company of such dishonor.

d. Escrow Agent shall provide the Company with online access to view information relating to the Escrow Account.

Disbursement of Funds to the Company.

a. Escrow Closing. Upon or within five (5) business days of the receipt of a Notice of Escrow Closing from the Company, a Subscription Accounting and such other certificates, notices or other documents as Escrow Agent shall reasonably require, Escrow Agent shall disburse to the Company the Escrow Funds then held by Escrow Agent (after deducting amounts paid or payable to Escrow Agent pursuant to Section 10 and Section 11 hereof and deducting amounts under Section 4(c) hereof).

b. Notwithstanding anything to the contrary herein provided, Escrow Agent shall be entitled to rely conclusively and without inquiry on any documents furnished to Escrow Agent by the Company which purport to be those documents contemplated by Section 4(a). Without limiting the foregoing, Escrow Agent shall have no duty or responsibility to review or seek to determine the truth, accuracy or sufficiency of any such documents. Escrow Agent shall have no duty to review any subscription agreement or Subscription Accounting, it being the understanding and agreement of the parties hereto that Escrow Agent shall disburse the Escrow Funds upon receipt of documents Escrow Agent believes, without any duty of further inquiry, to conform to the requirements set forth in Section 4(a).

c. All disbursements to the Company pursuant to Section 4 shall be by wire transfer pursuant to wire instructions provided by the Company on or about the date hereof. All disbursements of Escrow Funds to the Company under Section 4 shall be made in U.S. Dollars and subject to the fees and claims of Escrow Agent and the Indemnified Parties (as defined below) pursuant to Section 10 and Section 11. In furtherance and not in limitation of the foregoing, from the disbursement to the Company under Section 4(a) hereof, Escrow Agent shall not disburse and shall hold in the Escrow Account all funds credited to the Escrow Account in the 60 days immediately prior to the delivery of the Notice of Escrow Closing and not otherwise returned to satisfy claims (including under Section 10(b) hereof) until the first business day following 61 days after delivery of the Notice of Escrow Closing.

d. Notwithstanding the foregoing, Escrow Agent shall not disburse any Escrow Funds to the Company pursuant to Section 4(a) if Escrow Agent shall have received from the Company a Notice of Failure of Escrow Closing.

Return of Funds to Subscribers.

a. Failure to Reach Escrow Closing. If, by the date that is five (5) business days after the Final Escrow Closing Date, Escrow Agent shall not have received a Notice of Escrow Closing, then Escrow Agent shall (i) notify the Company in writing that the conditions set forth in Section 4(a) have not been satisfied, and (ii) as soon as practicable but no later than five (5) days following the Final Escrow Closing Date, return the Escrow Funds then held by Escrow Agent to the Subscribers in the same manner and to the same account from which the Escrow Funds originated or in a manner otherwise as determined by Escrow Agent, with each Subscriber receiving the amount of the Subscription Payment received from such Subscriber then held in the Escrow Account, without interest or deduction. If Escrow Agent shall at any time have received a Notice of Failure of Escrow Closing, Escrow Agent shall likewise return the Escrow Funds as described in Section 5(a)(ii). The Subscription Payment returned to each Subscriber shall be made in U.S. Dollars and be free and clear of any and all claims of the Company, the Portal Operator, or any of its respective creditors, including but not limited to, any and all fees and claims of Escrow Agent and the Indemnified Parties pursuant to Section 10 and Section 11.

b. Rejection or Cancellation of Any Subscription. As soon as practicable but no later than five (5) business days after receipt by Escrow Agent of written notice from the Company that the Company has rejected or intends to reject a Subscriber's subscription (which shall be rejected in whole and not in part) or written notice from the Company that a Subscriber has cancelled or that the Company has cancelled such Subscriber's subscription (which may be cancelled in whole and not in part), Escrow Agent shall return to the applicable Subscriber the amount of the Subscription Payment received from such Subscriber then held in the Escrow Account or which thereafter clears the banking system.

c. Abandonment or Termination of Offering; Insolvency of the Company or the Portal Operator. As soon as practicable but no later than five (5) business days after receipt by Escrow Agent of (i) notice from the Company that the Offering is being abandoned or terminated, or (ii) notice of the Company's or the Portal Operator's insolvency or bankruptcy, or the institution of bankruptcy, reorganization, insolvency, foreclosure, receivership, or liquidation proceedings by or against the Company or the Portal Operator and, if against the Company or the Portal Operator, such proceedings have, in the case of bankruptcy, reorganization, insolvency or liquidation, continued without termination for at least thirty (30) days and, in the case of foreclosure or receivership, continued without termination for at least thirty (30) days, then Escrow Agent shall, subject to applicable court orders, if any, return the Escrow Funds then held by Escrow Agent to the Subscribers the amount of the Subscription Payments received from such Subscribers then held in the Escrow Account, without interest or deduction. The Subscription Payment returned to each Subscriber shall be made in U.S. Dollars and be free and clear of any and all claims of the Company, the Portal Operator or any of their respective creditors, including but not limited to, any and all fees and claims of Escrow Agent and the Indemnified Parties pursuant to Section 10 and Section 11.

d. In connection with a return of Subscription Payments to Subscribers pursuant to this Section 5, the Company shall provide Escrow Agent with a Subscription Accounting and such other certificates, notices or other documents as Escrow Agent shall reasonably require. Under no circumstances in connection with Escrow Agent's return of funds to Subscribers pursuant to this Section 5 shall a Subscriber receive from Escrow Agent less than the amount of all Subscription Payments made by the Subscriber.

Suspension of Performance or Disbursement Into Court.

If, at any time, there shall exist any dispute between or among the Company, the Portal Operator, Escrow Agent, any Subscriber or any other person with respect to the holding or disposition of any portion of the Escrow Funds or any other obligations of Escrow Agent hereunder, or if at any time Escrow Agent is unable to determine, to Escrow Agent's reasonable satisfaction, the proper disposition of any portion of the Escrow Funds or Escrow Agent's proper actions with respect to its obligations hereunder, or if the Company has not within thirty (30) days of the furnishing by Escrow Agent of a notice of resignation pursuant to Section 8 hereof appointed a successor escrow agent to act hereunder, then Escrow Agent may, in its sole discretion, consult legal counsel selected by it and take either or both of the following actions:

a. suspend the performance of any of its obligations under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent or until a successor escrow agent shall have been appointed (as the case may be); or

b. petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in Ramsey County, Minnesota or in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by law, pay into such court all Escrow Funds without deduction for holding and disposition in accordance with the instructions of such court and Escrow Agent shall thereupon be discharged from all further duties under this Agreement.

Escrow Agent shall have no liability to the Company, the Portal Operator, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of funds held in the Escrow Funds or any delay in or with respect to any other action required or requested of Escrow Agent.

Investment of Funds.

Escrow Agent shall hold the Escrow Funds in a non-interest bearing demand deposit account maintained by Escrow Agent. The Escrow Funds shall not be invested in any other securities or accounts, including, without limitation, corporate equity or debt securities, repurchase agreements, bankers' acceptances, commercial papers, or municipal securities. Notwithstanding anything to the contrary herein provided, Escrow Agent shall have no duty by reason of this Agreement to prepare or file any Federal or state tax report or return with respect to the Escrow Account.

Resignation of Escrow Agent.

Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days' prior notice to the Company. If, as of the effective date of such resignation, the Company has not appointed a successor escrow agent that has agreed in writing to such appointment, Escrow Agent shall return all Escrow Funds to Subscribers in accordance with Section 5(a)(ii). If, as of the effective date of such resignation, the Company has appointed a successor escrow agent that has agreed in writing to such appointment, Escrow Agent shall deliver to the Company and such successor escrow agent a full accounting of all Escrow Funds received, held and disbursed by Escrow Agent hereunder and shall deliver all Escrow Funds to the successor escrow agent. Upon the effectiveness of Escrow Agent's resignation, Escrow Agent shall be discharged from its duties and obligations under this Agreement, but shall not be discharged from any liability hereunder for actions taken as Escrow Agent hereunder prior to such resignation. After any Escrow Agent's resignation, the provisions of this Agreement shall continue to apply as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Agreement, provided that any and all claims of Escrow Agent and the Indemnified Parties pursuant to Section 10 shall survive the termination of this Agreement or Escrow Agent's resignation. Any corporation or association into which Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or association to which all or substantially all of the escrow business of Escrow Agent's corporate trust line of business may be transferred, shall be Escrow Agent under this Agreement without further act.

Duty and Liability of Escrow Agent.

Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. The sole duty of Escrow Agent, other than as herein specified, shall be to receive the Escrow Funds and hold them subject to release, in accordance herewith. Escrow Agent shall have no duty to inquire or determine as to whether any person is complying with requirements of this Agreement or any applicable laws or regulations, including but not limited to federal or state securities laws, in connection with the Offering, including the depositing in the Escrow Account the Subscription Payments or the release of Escrow Funds pursuant to Section 4 or Section 5. Escrow Agent may conclusively rely upon and shall be protected in acting upon any statement, certificate, notice, request, consent, order or other document believed by it to be genuine and to have been signed or presented by the proper party or parties, not only as to its due execution and the validity (including the authority of the person signing or presenting the same) and effectiveness of its provisions, but also as to the truth, sufficiency and acceptability of any information therein contained. Escrow Agent shall have no duty or liability to verify any such statement, certificate, notice, request, consent, order or other document, and its sole responsibility shall be to act only as expressly set forth in this Agreement and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein or provided to it pursuant to the express provisions hereof. Escrow Agent shall not be responsible for the sufficiency or accuracy of the form of, or the execution, validity, value or genuineness of, any document or property received, held or delivered by it hereunder, or of any signature or endorsement thereon, or for any lack of endorsement thereon, or for any description therein; nor shall Escrow Agent be responsible or liable to the other parties hereto or to anyone else in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any document or property or this Agreement. Escrow Agent shall have no responsibility with respect to the use or application of any Escrow Funds released by Escrow Agent pursuant to the provisions hereof. Escrow Agent shall have no duty to solicit any Subscription Payment which may be due to be paid into the Escrow Account or to confirm or verify the accuracy or correctness of any amounts delivered into the Escrow Account or the calculation of the Minimum Number or the Maximum Number. Escrow Agent shall be under no obligation to institute or defend any action, suit or proceeding in connection with this Agreement, provided that, if it does so institute or defend any such action, suit or proceeding, it shall first be indemnified to its satisfaction. Escrow Agent shall have no duty to enforce any obligation of any person to make any payment or delivery, or to direct or cause any payment or delivery to be made, or to enforce any obligation of any person to perform any other act. Escrow Agent shall be under no liability to the other parties hereto or to anyone else by reason of any failure on the part of any party hereto or any maker, guarantor, endorser or other signatory of any document or any other person to perform such person's obligations under any such document. Escrow Agent shall have no liability with respect to the transfer or distribution of any funds by Escrow Agent pursuant to wiring or transfer instructions provided to Escrow Agent by the Company or the Portal Operator or set forth in any Subscription Agreement. Except for this Agreement (including any instructions given to Escrow Agent pursuant this Agreement), Escrow Agent shall not be obligated to recognize any agreement between, among or with any or all of the persons referred to herein, notwithstanding that references thereto may be made herein and whether or not it has knowledge thereof. Escrow Agent may consult counsel selected by it in respect of any question arising under this Agreement and Escrow Agent shall not be liable for any action taken or omitted in good faith upon advice of such counsel. The Company shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel. In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages (including, but not limited to lost profits), even if Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control, including without limitation acts of God, strikes, lockouts, riots, acts of war or terror, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters. Escrow Agent is authorized, in its sole discretion, to comply with final orders issued or process entered by any court with respect to the Escrow Funds, without determination by Escrow Agent of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated unless such compliance is commenced following any appeal, order, injunction or other proceeding which stays the requirement of compliance with any such order, writ, judgment or decree. Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines in a final non-appealable decision that Escrow Agent's gross negligence or willful misconduct was the direct cause of any loss to the Company.

Indemnification of Escrow Agent; Limitation on Liability of the Company.

a. From and at all times after the date of this Agreement, the Company shall indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent, parent, subsidiary and affiliate, and any director, officer, employee, attorney or agent of any such parent or subsidiary or affiliate of Escrow Agent (collectively, the "Indemnified Parties") from and against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever, including without limitation reasonable attorneys'fees, costs and expenses, incurred by or asserted against any of the Indemnified Parties, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation the Company and the Portal Operator, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person (whether or not an Indemnified Party) under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such suit, action or proceeding or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The Company further agrees to indemnify each of the Indemnified Parties for all costs, including without limitation reasonable attorney's fees, incurred by such Indemnified Parties in connection with the enforcement of the Company's indemnification obligations hereunder. Each Indemnified Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Company. The obligations of the Company under this Section 10 shall survive any termination of this Agreement and the resignation of Escrow Agent.

b. In the event that Escrow Agent distributes Escrow Funds to the Company pursuant to this Agreement, and any Subscriber later has a claim to the return of funds which were distributed (including any ACH return claim), then, in addition to any other indemnification obligation of this Section 10, the Company shall indemnify Escrow Agent for any and all funds that Escrow Agent returns to the Subscribers in connection with such claim and any and all costs associated with returning those funds.

Fees and Expenses of Escrow Agent.

Escrow Agent shall be entitled to compensation as described in Exhibit A attached hereto, at such time or times as set forth therein, for the services provided by Escrow Agent hereunder. The obligations of the Company under this Section 11 shall survive any termination of this Agreement and the resignation of Escrow Agent. The fees agreed upon for services rendered hereunder are intended as full compensation for Escrow Agent's services as contemplated by this Agreement; provided, however, that in the event Escrow Agent renders any material service not contemplated in this Agreement or there is any assignment of interest in the subject matter of this Agreement, or any material modification hereof, or if any material controversy arises hereunder, or Escrow Agent is made a party to any litigation pertaining to this Agreement, or the subject matter hereof, then Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorney's fees, occasioned by any delay, controversy, litigation or event, and the same shall be recoverable from the Company. No fees and costs and expenses payable to Escrow Agent or an Indemnified Party under this Agreement shall be deducted, withheld or set off against the Escrow Funds, except upon disbursement of Escrow Funds to the Company pursuant to Section 4(a).

Representations and Warranties.

The Company makes the following representations and warranties to Escrow Agent:

a. It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

b. This Agreement has been duly approved by all necessary action required for its part, has been executed by its duly authorized persons, and constitutes its valid and binding agreement, enforceable in accordance with its terms.

c. The execution, delivery, and performance by it of this Agreement will not violate, conflict with, or cause a default under its governing instruments, any applicable law or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture or other binding arrangement, including without limitation with respect to the Offering, to which it is a party or any of its property is subject.

d. It hereby acknowledges that the status of Escrow Agent is that of agent only for the limited purposes set forth herein, and hereby represents and covenants that no representations or implications shall be made that Escrow Agent has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investments therein (and the Offering Documents shall contain a statement to that effect) and that the name of Escrow Agent has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that Escrow Agent has agreed to serve as agent for the limited purposes set forth herein.

e. Each of the persons designated on Exhibit B hereto have been duly appointed to act as its respective authorized representatives hereunder and, individually and as authorized representatives, have full power and authority to execute and deliver any written notice, instruction or direction to amend, modify or waive any provision of this Agreement and to take any and all other actions including giving or confirming funds transfer instructions under this Agreement, all without further consent or direction from, or notice to, it or any other party provided that any change in designation of such authorized representatives shall be provided by written notice delivered to each party to this Agreement.

f. Other than the Subscribers, no party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

g. It possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its business, to enter into and perform this Agreement, and in respect of the Offering; it has not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, certificate, authorization or permit.

h. All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of Escrow Funds.

Security Advice Waiver.

The Company acknowledges that to the extent regulations of the Office of the Comptroller of the Currency or other applicable regulatory entity grant it the right to receive brokerage confirmations for certain security transactions as they occur, the Company specifically waives receipt of such confirmations to the extent permitted by law. Escrow Agent will furnish the Company periodic cash transaction statements that include detail for all transactions made by Escrow Agent.

Identifying Information.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust, or other legal entity, Escrow Agent requires documentation to verify its formation and existence as a legal entity. Escrow Agent may ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The Company acknowledges that a portion of the identifying information set forth herein is being requested by Escrow Agent in connection with the USA Patriot Act, Pub.L.107-56 (the "Act"), and the Company agrees to provide any additional information requested by Escrow Agent in connection with the Act or any similar legislation or regulation to which Escrow Agent is subject, in a timely manner. The Company represents and warrants that all identifying information provided to Escrow Agent, including any federal or state taxpayer identification number, is true and complete on the date hereof and will be true and complete at the time of any disbursement of Escrow Funds. The Company shall provide to Escrow Agent as requested such information relating to the Subscribers as may reasonably be required by Escrow Agent in connection with the Act or any similar legislation or regulation to which Escrow Agent is subject, in a timely manner.

Tax Reporting.

Escrow Agent shall have no responsibility for the tax consequences of this Agreement and hereby advises each party to consult with independent counsel concerning any tax ramifications. The Company shall prepare and file all required tax filings with the IRS and any other applicable taxing authority. Further, the Company agrees to (i) assume all obligations imposed now or hereafter by any applicable tax law or regulation with respect to payments or performance under this Agreement, (ii) request information from Escrow Agent in writing with respect to withholding and other taxes, assessments or other governmental charges, all of which shall be the responsibility of the Company, and advise Escrow Agent in writing with respect to any certifications and governmental reporting that may be required under any applicable laws or regulations, and (iii) indemnify and hold Escrow Agent harmless pursuant to Section 10 hereof from any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that may be assessed or asserted against Escrow Agent.

Consent to Jurisdiction and Venue.

In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto agree that the courts in Ramsey County, Minnesota courts shall have sole and exclusive jurisdiction and shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of the courts specified herein and agree to accept service or process to vest personal jurisdiction over them in any of these courts.

Notice.

Any notice and other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered five (5) days after deposit in the United States mails, by certified mail with return receipt requested and postage prepaid, when delivered personally, one (1) day after delivery to any overnight courier, or when transmitted by facsimile transmission facilities, and addressed to the party to be notified as follows:

If to the Company at:

Clear Protocol, Inc.
Mailing: 4930 Balboa Blvd. #260974, Encino, CA 91426-0974
Domicile: 16830 Ventura Blvd., Suite 360, Encino, CA 91436
Phone: (626) 888-2378
Fax:
Attention: Ernest M Kestone

If to Escrow Agent:

Sunrise Banks, National Association
2300 Como Avenue
Saint Paul, MN 55108
Fax: (651) 259-6808
Attention: Crowdfunding Escrow Services

or to such other address as a party may designate for itself by like notice.

Amendment or Waiver.

This Agreement may be amended, changed, waived, discharged or terminated only by a writing signed by the Company and Escrow Agent. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion. This Agreement may not be assigned by any party without the prior written consent of the other parties.

Severability.

To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Governing Law.

This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Minnesota without giving effect to the conflict of laws principles thereof.

Entire Agreement.

This Agreement constitutes the entire agreement between the parties relating to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of Escrow Agent with respect to the Escrow Funds. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Binding Effect.

All of the terms of this Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of the Company and Escrow Agent.

Execution in Counterparts.

This Agreement and any written notice may be executed in two or more counterparts, which, when so executed, shall constitute one and the same agreement or notice.

Termination.

Upon the first to occur of the disbursement of all amounts in the Escrow Account pursuant to Section 4 or 5 hereof or deposit of all amounts in the Escrow Account into court pursuant to Section 6 hereof, this Agreement shall terminate and Escrow Agent shall have no further responsibilities whatsoever with respect to this Agreement or the Escrow Funds.

Publicity.

No party will (a) use any other party's proprietary indicia, trademarks, service marks, trade names, logos, symbols, or brand names, or (b) otherwise refer to or identify any other party in advertising, publicity releases, or promotional or marketing publications, or correspondence to third parties without, in each case, securing the prior written consent of such other party.

WAIVER OF TRIAL BY JURY.

EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT THAT IT MAY HAVE TO A TRIAL BY JURY ON ANY CLAIM, COUNTERCLAIM, SETOFF, DEMAND, ACTION OR CAUSE OF ACTION (1) ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR (2) IN ANY WAY IN CONNECTION WITH OR PERTAINING OR RELATED TO OR INCIDENTAL TO ANY DEALINGS OF THE PARTIES TO THIS AGREEMENT OR IN CONNECTION WITH THIS AGREEMENT OR THE EXERCISE OF ANY SUCH PARTY'S RIGHTS AND REMEDIES UNDER THIS AGREEMENT OR THE CONDUCT OR THE RELATIONSHIP OF THE PARTIES TO THIS AGREEMENT, IN ALL OF THE FOREGOING CASES WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES HERETO HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT EACH HAS REVIEWED OR HAD THE OPPORTUNITY TO REVIEW THIS WAIVER WITH ITS RESPECTIVE LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A CONSENT BY ALL PARTIES TO A TRIAL BY THE COURT.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and effective as of the date first above written.


COMPANY:


Clear Protocol, Inc.
By: /s/ Ernest M Kestone
Name: Ernest M Kestone
Its: CEO and Founder


ESCROW AGENT:


Sunrise Banks, National Association
By: /s/ Jason Scott
Name: Jason Scott
Its: VP – Regional Market Manager

EXHIBIT A
Compensation of Escrow Agent
Schedule of Fees for Services as Escrow Agent

Representatives:

The following person(s) are hereby designated and appointed as Company representative under the Escrow Agreement (only one signature shall be required for any direction). No single Company representative may both give and confirm funds transfer instructions.

Ernest M. Kestone	/s/ Ernest M. Kestone	(626) 888-2378
Name	Specimen Signature	Telephone Number
Marie L. Kestone	/s/ Marie L. Kestone	(818) 624-4781
Name	Specimen Signature	Telephone Number

EXHIBIT C
Notice of Escrow Closing

Date: [_____]

VIA FACSIMILE AND U.S. MAIL

Sunrise Banks, National Association
2300 Como Avenue
Saint Paul, MN 55108
Fax: (651)259-6808
Attention: Crowdfunding Escrow Services

Re: Clear Protocol, Inc. (the "Company") Notice of Escrow Closing

Dear Sir/Madam:

Reference is made to the Subscription Escrow Agreement dated as of _____ between the Company and Sunrise Banks, National Association, as escrow agent ("Escrow Agent"). Capitalized terms used herein shall have the meaning ascribed to such terms in the Subscription Escrow Agreement unless otherwise defined herein.

Please be advised that the following conditions have been satisfied:

(i) the Company shall have received and accepted subscriptions for the Minimum Number of Securities in the Offering; and

(ii) the Company is not subject to any stop order or other legal order prohibiting the Offering or the acceptance of Subscription Payments.

ACCEPTED SUBSCRIPTIONS

Attached hereto is a Subscription Accounting setting forth the Subscriptions Payments and subscriptions accepted by the Company as of the date of this notice.

In accordance with the Escrow Agreement, the Company hereby instruct you to disburse the Escrow Funds.

WITHDRAWN, REJECTED OR CANCELLED SUBSCRIPTIONS

You are hereby notified that all Subscriptions Agreements identified on the Subscription Accounting that were not accepted were withdrawn, rejected or canceled. The rejected, withdrawn and canceled subscriptions are shown with a $0 in the "Accepted Amount Total" column on the Subscription Accounting. You are hereby instructed to return to the applicable Subscriber the amount of the Subscription Payment from such Subscriber being held in Escrow Account, without interest or deduction, as soon as practicable.

Please do not hesitate to call the undersigned with any questions or concerns you have regarding this notice of escrow closing.

Very Truly Yours,

/s/ Ernest M Kestone
By: Ernest M Kestone
Its: CEO and Founder

EXHIBIT D
Notice of Failure of Escrow Closing

Date [________]

VIA FACSIMILE AND U.S. MAIL

Sunrise Banks, National Association
2300 Como Avenue
Saint Paul, MN 55108
Fax: (651)259-6808
Attention: Crowdfunding Escrow Services

Re: Clear Protocol, Inc. (the "Company") Notice of Failure of Escrow Closing

Dear Sir/Madam:

Reference is made to the Subscription Escrow Agreement dated as of date.today between the Company and Sunrise Banks, National Association, as escrow agent ("Escrow Agent"). Capitalized terms used herein shall have the meaning ascribed to such terms in the Subscription Escrow Agreement unless otherwise defined herein.

Please be advised that:

(1) the Offering was terminated on ________ (the "Final Escrow Closing Date"); and

(2) the conditions to closing on the Subscription Payments being held in escrow have not been satisfied on or before the Final Escrow Closing Date; and

(3) there has not been and will not be an escrow closing.

Please return all Subscription Payments being held in the Escrow Account to the Subscribers.

Please do not hesitate to call the undersigned with any questions or concerns you have regarding this Notice of Failure of Escrow Closing.

Very Truly Yours,

/s/ Ernest M Kestone

By: Ernest M Kestone

Its: CEO and Founder